
11005397







# INSTEEL INDUSTRIES

2010 ANNUAL REPORT







Insteel Industries is one of the nation's largest manufacturers of steel wire reinforcing products for concrete construction applications. We manufacture and market prestressed concrete strand ("PC strand") and welded wire reinforcement, including engineered structural mesh, concrete pipe reinforcement and standard welded wire reinforcement. Our products are sold primarily to manufacturers of concrete products that are used in nonresidential construction. Headquartered in Mount Airy, North Carolina, we currently operate eleven manufacturing facilities located in the United States following our acquisition of certain of the assets of Ivy Steel & Wire, Inc. in November 2010.



# Financial Highlights

| (In thousands, except for per share amounts) | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Operating Results:** | | | |
| Net sales | $211,586 | $230,236 | $353,862 |
| Gross profit (loss) | 17,991 | (15,093) | 86,755 |
| % of net sales | 8.5% | (6.6%) | 24.5% |
| Earnings (loss) from continuing operations | $ 458 | $ (20,940) | $ 43,717 |
| % of net sales | 0.2% | (9.1%) | 12.4% |
| Net earnings (loss) | $ 473 | $ (22,086) | $ 43,752 |
| **Per Share Data:** | | | |
| Basic: | | | |
| Earnings (loss) from continuing operations | $ 0.03 | $ (1.20) | $ 2.47 |
| Net earnings (loss) | 0.03 | (1.27) | 2.47 |
| Diluted: | | | |
| Earnings (loss) from continuing operations | 0.03 | (1.20) | 2.44 |
| Net earnings (loss) | 0.03 | (1.27) | 2.44 |
| Cash dividends declared | 0.12 | 0.12 | 0.62 |
| **Returns:** | | | |
| Return on total capital[1] | 0.3% | (13.2%) | 27.9% |
| Return on shareholders' equity[2] | 0.3% | (13.2%) | 27.9% |
| **Financial Position:** | | | |
| Cash and cash equivalents | $ 45,935 | $ 35,102 | $ 26,493 |
| Total assets | 182,505 | 182,117 | 228,220 |
| Total long-term debt | — | — | — |
| Shareholders' equity | 147,876 | 147,070 | 169,847 |
| **Cash Flows:** | | | |
| Net cash provided by operating activities of continuing operations | $ 13,037 | $ 22,092 | $ 36,808 |
| Capital expenditures | 1,493 | 2,377 | 9,456 |
| Depreciation and amortization | 7,009 | 7,377 | 7,271 |
| Repurchases of common stock | — | — | 8,691 |
| Cash dividends paid | 2,108 | 11,381 | 2,141 |

(1) Earnings (loss) from continuing operations/(average total long-term debt + average shareholders' equity).
(2) Earnings (loss) from continuing operations/average shareholders' equity.

## Net Sales
(in millions)



$353.9
$230.2
$211.6
2008
2009
2010


## Diluted Earnings (Loss) Per Share From Continuing Operations



$2.44
$(1.20)
$0.03
2008
2009
2010


## Return on Total Capital[1]



27.9%
(13.2%)
0.3%
2008
2009
2010

# WELDED WIRE REINFORCEMENT

(% OF TOTAL NET SALES: **2010—52%,** 2009—53%, 2008—55%)

Prefabricated reinforcement consisting of high-strength, cold-drawn or cold-rolled wires that are welded into square or rectangular grids according to customer requirements. Wire intersections are electrically resistance-welded by computer controlled continuous automatic welding lines that use pressure and heat to fuse wires in their proper positions. The technology used by Insteel allows for production of sheets and rolls of high-strength reinforcing products with exacting dimensional tolerances.

### ENGINEERED STRUCTURAL MESH

Engineered made-to-order product that is used as the primary reinforcement in concrete elements or structures, frequently serving as a replacement for hot-rolled rebar.

| PLANT LOCATIONS[1] | CUSTOMER SEGMENTS | END USES |
|---|---|---|
| Dayton, Texas<br>Hazleton, Pennsylvania<br>Houston, Texas<br>Jacksonville, Florida<br>Kingman, Arizona<br>Mount Airy, North Carolina<br>St. Joseph, Missouri | Precast and Prestressed Producers<br>Rebar Fabricators<br>Distributors | Nonresidential Construction |

### CONCRETE PIPE REINFORCEMENT

Engineered made-to-order product that is used as the primary reinforcement in concrete pipe and box culverts for drainage and sewage systems, water treatment facilities and other related applications.

| PLANT LOCATIONS[1] | CUSTOMER SEGMENTS | END USES |
|---|---|---|
| Dayton, Texas<br>Houston, Texas<br>Jacksonville, Florida<br>Kingman, Arizona<br>Mount Airy, North Carolina<br>St. Joseph, Missouri<br>Wilmington, Delaware | Concrete Pipe and Precast Producers | Nonresidential Construction<br>Residential Construction |

### STANDARD WELDED WIRE REINFORCEMENT

Secondary reinforcing product that is produced in standard styles for crack control applications in residential and light nonresidential construction, including driveways, sidewalks and a wide range of slab-on-grade applications.

| PLANT LOCATIONS[1] | CUSTOMER SEGMENTS | END USES |
|---|---|---|
| Dayton, Texas<br>Hazleton, Pennsylvania<br>Hickman, Kentucky<br>Jacksonville, Florida<br>Mount Airy, North Carolina<br>Wilmington, Delaware | Rebar Fabricators<br>Distributors | Nonresidential Construction<br>Residential Construction |

[1] Following the Ivy acquisition. In December 2010, we announced that we intend to close the Houston, Texas and Wilmington, Delaware facilities.

# PRESTRESSED CONCRETE STRAND

(% OF TOTAL NET SALES: **2010—48%,** 2009—47%, 2008—45%)

High-strength seven-wire reinforcement consisting of six cold-drawn wires that are continuously wrapped around a center wire forming a strand, which is heat-treated while under tension to impart low relaxation characteristics and increase the working range of the product. PC strand is used to impart compression forces into prestressed concrete elements and structures, which may be either pretensioned or posttensioned. Pretensioned means that the strands are tensioned to their design load and anchored at the ends of a form. After the concrete has been placed and allowed to cure to sufficient strength, the load on the strand is transferred from the external anchors to the cured member, creating compression forces within the element, or "prestressing" it. Posttensioned means that the strands are tensioned after the concrete has been placed and allowed to cure.

| PLANT LOCATIONS | CUSTOMER SEGMENTS | END USES |
|---|---|---|
| Gallatin, Tennessee<br>Sanderson, Florida | Precast Prestress Producers<br>Posttensioning Suppliers | Nonresidential Construction<br>Residential Construction |

We market our products through sales representatives who are our employees and through a sales agent. Our sales force is organized by product line and trained in the technical applications of our products. Our products are sold nationwide as well as into Canada, Mexico, and Central and South America, and delivered primarily by truck, using common or contract carriers.



# LETTER TO SHAREHOLDERS

2010 was another challenging year for our industry and for Insteel. Nonresidential construction, our primary demand driver, remained mired in a recession due to the ongoing weakness in the economy and the construction sector. The impact of the infrastructure-related funding provided for under the American Recovery and Reinvestment Act was largely offset by widening budget shortfalls at the state and local level and a project mix that was skewed towards pavement resurfacing and repair work, which do not require the use of reinforcing products. We also experienced cost pressures as the prices for our primary raw material, hot-rolled steel wire rod, rose through most of the year driven by increasing steel scrap costs. We were unable to recover all of these additional costs in our markets due to competitive pricing pressures, which compressed our margins.

We responded to these challenges by intensifying our focus on our operating fundamentals while maintaining our financial flexibility so that we were positioned to capitalize on any attractive growth opportunities, which tend to be more prevalent in such harsh competitive environments. These efforts were rewarded when we acquired certain assets of Ivy Steel & Wire, Inc. ("Ivy") following the end of our fiscal year, strengthening our market-leading position in welded wire reinforcement ("WWR") without compromising our strong balance sheet.

## FINANCIAL RESULTS

Net sales for 2010 fell 8.1% to $211.6 million from $230.2 million in 2009 due to a 12.9% decrease in average selling prices that was partially offset by a 5.6% increase in shipments. Despite the year-over-year increase in shipments, our unit volume for 2010 remained about 40% under the average level for 2004 through 2007 prior to the onset of the downturn in the construction sector. Earnings from continuing operations were $458,000 ($0.03 per diluted share), which included pre-tax charges of $2.3 million ($0.08 per share after-tax) for inventory write-downs to reduce the carrying value to the lower of cost or market and $1.5 million ($0.05 per share after-tax) for the settlement of litigation. In comparison, the loss from continuing operations in 2009 was $20.9 million ($1.20 per share), which included pre-tax charges of $25.9 million ($0.96 per share after-tax) for inventory write-downs.

Operating activities from continuing operations generated $13.0 million of cash in 2010 largely due to the receipt of a $13.3 million income tax refund relating to the prior year loss. We ended the year with a debt-free balance sheet and $45.9 million of cash and cash equivalents—up $10.8 million from a year ago.

## PC STRAND TRADE CASES

In May 2009, Insteel, together with a coalition of domestic producers of PC strand, filed antidumping ("AD") and countervailing duty ("CVD") petitions with the U.S. Department of Commerce ("DOC") alleging that imports of PC strand from China had caused injury to the domestic PC strand industry. These trade cases were in response to a surge in irrationally priced imports of PC strand from China, which had captured 41% of the domestic market in 2008. Following the completion of its investigative process, in June 2010 the DOC ruled in favor of the petitioners, imposing


MANUFACTURING LOCATIONS
(Following the Ivy acquisition)
WWR—Insteel
WWR—Ivy
PC Strand—Insteel



The addition of Ivy's operations to our existing geographic footprint moves us closer to our customers and suppliers, enhances our competitiveness in the Northeast, Midwest and Florida markets and provides us with better access to the West Coast market.

final AD margins ranging from 43% to 194% and CVD margins ranging from 9% to 46%. We are pleased by the DOC's ruling, which should serve to level the competitive playing field and put an end to the underselling tactics of Chinese producers. The depressed level of demand for PC strand has mitigated the immediate impact of the favorable ruling and the exit of Chinese producers from the U.S. market, but we expect that the positive effect will become more apparent in our future financial results as market conditions improve.

## IVY ACQUISITION

Following the end of the fiscal year, in November 2010 we purchased certain of the assets of Ivy for approximately $51.1 million, subject to post-closing adjustments. Ivy was previously the nation's second largest producer of WWR behind only Insteel, operating five facilities located in Arizona, Florida, Missouri, Pennsylvania and Texas. The addition of Ivy's operations to our existing geographic footprint moves us closer to our customers and suppliers, enhances our competitiveness in the Northeast, Midwest and Florida markets and provides us with better access to the West Coast market. It also leaves Insteel as the only WWR producer with a truly national market presence—a significant competitive advantage for serving larger multi-location customers. Ivy offers an attractive product mix with a higher proportion of engineered products than Insteel and should accelerate our efforts to broaden the acceptance of engineered structural mesh and further penetrate the rebar market. Finally, the combined operations of the companies offer substantial synergy potential in the form of enhanced customer service capabilities and reduced operating costs. We expect to complete the integration of Ivy's operations and begin realizing these synergies during 2011.

**We are confident, however, that Insteel will emerge from this challenging period even stronger and ideally positioned to capitalize on an eventual recovery in our markets.**

---

## LOOKING AHEAD

Going forward, we intend to remain focused on generating returns that exceed our cost of capital by: (1) maintaining and building upon our market leadership positions; (2) operating as the lowest cost producer; and (3) pursuing growth opportunities in our core businesses that further our penetration of existing markets or expand our geographic footprint.

As we move into 2011, our outlook is clouded by the uncertainty regarding the speed and trajectory of the economic recovery. We expect that business conditions will remain difficult in the coming year, particularly for nonresidential construction which tends to lag behind the overall economy. We are confident, however, that Insteel will emerge from this challenging period even stronger and ideally positioned to capitalize on an eventual recovery in our markets. We are proud of the manner in which our employees have responded to this difficult environment and for their ongoing dedication and commitment to excellence. We look forward to demonstrating the improved earnings power that we believe we have developed through the substantial investments we have made in our facilities and the Ivy acquisition.

We are grateful for the continued support of our employees, customers and shareholders, and believe that our best years are ahead of us.

Sincerely,



**H.O. Woltz III**
*Chairman, President*
*and Chief Executive Officer*



2 3/8" Cl
3 5/8" Typ
6" Typ
9 1/2"
1'
3 5/8" Typ
6" Typ


Market Leader
World-Class Manufacturer
Commitment to Excellence
Growth




IVR-End
2'-8"
8"
22'
10'
25'-4 3/8"
Cut to fit each beam length
10'
IVR-A Trans
10'-6"
21"
6"sp
IVR-A Trans
10'-6"
21"
6"sp
IVR-B Trans
9'
12"
1'sp
IVR-(Mid 7.75')
7'-7"
4.75"
1'sp
IVR-(Mid 7.75')
6'-2 3/8"
1'sp
IVR-(Mid 7.75')
7'-7"
4.75"
1'sp
1'sp
IVR-B Trans
9'
9"
1'sp
IVX
3.5' Length of D20
on IVX Mats
(4 req'd per sheet)
94'-11" Overall Beam Length

# Market Leader

Insteel is the nation's largest producer of welded wire reinforcement ("WWR") and PC strand, which are used for a broad range of concrete reinforcing applications. Our manufacturing facilities are strategically located in close proximity to our customers and suppliers, enhancing our customer service capabilities and minimizing our logistics costs. Our broad offering of concrete reinforcing products gives us the ability to bundle products that are used in combination for many construction applications. The November 2010 acquisition of certain of the assets of Ivy Steel & Wire, Inc., previously the second largest producer of WWR in the U.S. behind only Insteel, solidifies our market leadership position and makes us the largest producer in each of the three product families within WWR—engineered structural mesh, concrete pipe reinforcement and standard welded wire reinforcement—and the only WWR producer with a truly national market presence.


Mild Steel
By Others
22'
IVR-A Trans
10'-6"
21"
IVR-A Trans
10'-6"
6"sp

# World-Class Manufacturer

Our world-class manufacturing facilities employ the latest advancements in equipment technology, giving us the flexibility required to minimize changeover times and service our customers in a cost-effective manner that meets their requirements. Given the highly competitive nature of our business, we are intensely focused on operating as the low cost producer and minimizing the conversion costs associated with transforming hot-rolled steel wire rod, our primary raw material, into finished product. Considering the substantial investments we have made in our facilities and our advanced manufacturing practices, we believe that our unit conversion costs compare favorably with any of our competitors—domestic or offshore. Underlying our manufacturing activities is a sophisticated information systems infrastructure that provides us with a broad range of performance metrics and decision-support tools to continually monitor and fine tune our processes.









## Commitment to Excellence

Our highly dedicated and skilled workforce is committed to excellence, continually seeking opportunities to improve efficiencies and reduce costs while satisfying the requirements of our customers. Associates at our facilities participate in pay-for-skills programs that encourage them to broaden their skill sets and a large component of their compensation consists of performance-based incentives that are driven off of key operating metrics. Our seasoned management team is equipped with a high degree of functional and industry expertise that has proven to be invaluable in navigating Insteel through the unique challenges that are inherent in our highly competitive and cyclical business. Ultimately our people are our most valuable asset and we believe the team that we have developed sets the standard in our industry and has positioned Insteel to come out of this recessionary market environment as an even stronger company.



# Growth

With our strong balance sheet and financial flexibility, we are ideally positioned to pursue additional growth opportunities in our core welded wire reinforcement and PC strand businesses that further our penetration of the markets that we currently serve or expand our geographic footprint. We will continue to be disciplined, focusing only on those opportunities with valuations that allow for future returns that meet the expectations of our shareholders while maintaining our strong financial position and ample liquidity.


IVX Mat
Projection
IV Beam Depth
IVR Mat
IVV Mat
IVV Mat
IV Beam Base


WWR1 = 12'
WWR2 = 14'-6"
6"Sp
1'Sp
Depth
6"Sp
WWR4 = 14'-6"
WWR4 = 14'-6"

**INSTEEL INDUSTRIES** 2010 ANNUAL REPORT ON FORM 10-K


Cut to fit each beam length
IVR-End
IVR-A Trans
IVR-A Trans
IVR-B Trans
IVR-B Trans
Projection
Beam Depth
IVX
IVV On points

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended October 2, 2010**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from ________ to ________**

**Commission file number 1-9929**

# INSTEEL INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

| **North Carolina** | **56-0674867** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**1373 Boggs Drive, Mount Airy, North Carolina 27030**
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(336) 786-2141**

**SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock (No Par Value)(Preferred Share Purchase Rights are attached to and trade with the Common Stock) | The NASDAQ Stock Market LLC (NASDAQ Global Select Market) |

**SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:**

Preferred Share Purchase Rights (attached to and trade with the Common Stock)
Title of Class

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of April 2, 2010 (the last business day of the registrant's most recently completed second quarter), the aggregate market value of the common stock held by non-affiliates of the registrant was $149,633,820 based upon the closing sale price as reported on the NASDAQ Global Select Market. As of November 29, 2010, there were 17,579,037 shares of the registrant's common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Certain portions of the registrant's proxy statement to be delivered to shareholders in connection with the 2011 Annual Meeting of Shareholders are incorporated by reference as set forth in Part III hereof.

## TABLE OF CONTENTS

**Cautionary Note Regarding Forward-Looking Statements**

This report contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, particularly in the "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this report. When used in this report, the words "believes," "anticipates," "expects," "estimates," "intends," "may," "should" and similar expressions are intended to identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, they are subject to a number of risks and uncertainties, and we can provide no assurances that such plans, intentions or expectations will be achieved. Many of these risks are discussed herein under the caption "Risk Factors" and are updated from time to time in our filings with the U.S. Securities and Exchange Commission ("SEC"). You should read these risk factors carefully.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. All forward-looking statements speak only to the respective dates on which such statements are made and we do not undertake and specifically decline any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

It is not possible to anticipate and list all risks and uncertainties that may affect our future operations or financial performance; however, they would include, but are not limited to, the following:

- general economic and competitive conditions in the markets in which we operate;
- credit market conditions and the relative availability of financing for us, our customers and the construction industry as a whole;
- the continuation of reduced spending for nonresidential construction, particularly commercial construction, and the impact on demand for our products;
- the timing of the resolution of a new multi-year federal transportation funding authorization and the magnitude of the infrastructure-related funding provided for that requires the use of our products;
- the severity and duration of the downturn in residential construction and the impact on those portions of our business that are correlated with the housing sector;
- Our ability to integrate acquired assets or entities, including the risk that we may not realize the expected synergies;
- the cyclical nature of the steel and building material industries;
- fluctuations in the cost and availability of our primary raw material, hot-rolled steel wire rod, from domestic and foreign suppliers;
- competitive pricing pressures and our ability to raise selling prices in order to recover increases in wire rod costs;
- changes in United States ("U.S.") or foreign trade policy affecting imports or exports of steel wire rod or our products;
- unanticipated changes in customer demand, order patterns or inventory levels;
- the impact of weak demand and reduced capacity utilization levels on our unit manufacturing costs;
- our ability to further develop the market for engineered structural mesh ("ESM") and expand our shipments of ESM;
- legal, environmental or regulatory developments that significantly impact our operating costs;
- unanticipated plant outages, equipment failures or labor difficulties;
- continued escalation in certain of our operating costs; and
- the risks and uncertainties discussed herein under the caption "Risk Factors."

## PART I

### Item 1. Business

### General

Insteel Industries, Inc. ("we," "us," "our," "the Company" or "Insteel") is one of the nation's largest manufacturers of steel wire reinforcing products for concrete construction applications. We manufacture and market prestressed concrete strand ("PC strand") and welded wire reinforcement ("WWR") products, including concrete pipe reinforcement ("CPR"), ESM and standard welded wire reinforcement ("SWWR"). Our products are primarily sold to manufacturers of concrete products that are used in nonresidential construction. For fiscal 2010, we estimate that approximately 90% of our sales were related to nonresidential construction and 10% were related to residential construction.

Insteel is the parent holding company for two wholly-owned subsidiaries, Insteel Wire Products Company ("IWP"), its operating subsidiary, and Intercontinental Metals Corporation, an inactive subsidiary. We were incorporated in 1958 in the State of North Carolina.

Our business strategy is focused on: (1) achieving leadership positions in our markets; (2) operating as the lowest cost producer; and (3) pursuing growth opportunities in our core businesses that further our penetration of current markets served or expand our geographic footprint. Headquartered in Mount Airy, North Carolina, we operate six manufacturing facilities that are located in the U.S. in close proximity to our customers. Our growth initiatives are focused on organic opportunities as well as acquisitions in existing or related markets that leverage our infrastructure and core competencies in the manufacture and marketing of concrete reinforcing products.

Our exit from the industrial wire business in June 2006 (see Note 8 to the consolidated financial statements) was the last in a series of divestitures which served to narrow our strategic and operational focus to concrete reinforcing products. The results of operations for the industrial wire business have been reported as discontinued operations for all periods presented.

On November 19, 2010, we, through our wholly-owned subsidiary, IWP, purchased certain of the assets of Ivy Steel & Wire, Inc. ("Ivy"), a division of Oldcastle, Inc., the U.S. holding company of CRH PLC, for approximately $51.1 million. Ivy was one of the nation's largest producers of welded wire reinforcement and wire products for concrete construction applications. Among other assets, we acquired certain of Ivy's inventories and its production facilities located in Hazleton, Pennsylvania; Jacksonville, Florida; Kingman, Arizona; and St. Joseph, Missouri in addition to the production equipment located at the Houston, Texas facility. We also entered into a sublease with Ivy for the Houston, Texas facility.

### Internet Access to Company Information

Additional information about us and our filings with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments thereto, are available at no cost on our web site at http://investor.insteel.com/sec.cfm and the SEC's web site at www.sec.gov as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information available on our web site and the SEC's web site is not part of this report and shall not be deemed incorporated into any of our SEC filings.

### Products

Our concrete reinforcing products consist of PC strand and WWR.

***PC strand*** is a high strength seven-wire strand that is used to impart compression forces into precast concrete elements and structures, which may be either pretensioned or posttensioned, providing reinforcement for bridges, parking decks, buildings and other concrete structures. Pretensioned or "prestressed" concrete elements or structures are primarily used in nonresidential construction while posttensioned concrete elements or structures are used in both nonresidential and residential construction. For 2010, 2009 and 2008, PC strand sales represented 48%, 47% and 45%, respectively, of our consolidated net sales.

***WWR*** is produced as either a standard or a specially engineered reinforcing product for use in nonresidential and residential construction. We produce a full range of WWR products, including CPR, ESM and SWWR. CPR is an engineered made-to-order product that is used as the primary reinforcement in concrete pipe, box culverts and precast manholes for drainage and sewage systems, water treatment facilities and other related applications. ESM is an engineered made-to-order product that is used as the primary reinforcement for concrete elements or structures, frequently serving as a replacement for hot-rolled rebar due to the cost advantages that it offers. SWWR is a secondary reinforcing product that is produced in standard styles for crack control applications in residential and light nonresidential construction, including driveways, sidewalks and various slab-on-grade applications. For 2010, 2009 and 2008, WWR sales represented 52%, 53% and 55%, respectively, of our consolidated net sales.

**Marketing and Distribution**

We market our products through sales representatives who are our employees and through a sales agent. Our sales force is organized by product line and trained in the technical applications of our products. Our products are sold nationwide as well as into Canada, Mexico, and Central and South America, and delivered primarily by truck, using common or contract carriers. The delivery method selected is dependent upon backhaul opportunities, comparative costs and scheduling requirements.

**Customers**

We sell our products to a broad range of customers that includes manufacturers of concrete products, and to a lesser extent, distributors and rebar fabricators. In fiscal 2010, we estimate that approximately 70% of our net sales were to manufacturers of concrete products and 30% were to distributors and rebar fabricators. In many cases we are unable to identify the specific end use for our products as a high percentage of our customers sell into both the nonresidential and residential construction sectors. There were no customers that represented 10% or more of our net sales in fiscal years 2010, 2009 and 2008.

**Backlog**

Backlog is not a significant factor in our business because of the relatively short lead times required for our products. We believe that the majority of our firm orders existing on October 2, 2010 will be shipped prior to the end of the first quarter of fiscal 2011.

**Product Warranties**

Our products are used in applications which are subject to inherent risks including performance deficiencies, personal injury, property damage, environmental contamination or loss of production. We warrant our products to meet certain specifications and actual or claimed deficiencies from these specifications may give rise to claims, although we do not maintain a reserve for warranties as the historical claims have been immaterial. We maintain product liability insurance coverage to minimize our exposure to such risks.

**Seasonality and Cyclicality**

Demand in our markets is both seasonal and cyclical, driven by the level of construction activity, but can also be impacted by fluctuations in the inventory positions of our customers. From a seasonal standpoint, the highest level of sales within the year typically occurs when weather conditions are the most conducive to construction activity. As a result, sales and profitability are usually higher in the third and fourth quarters of the fiscal year and lower in the first and second quarters. From a cyclical standpoint, the level of construction activity tends to be correlated with general economic conditions although there can be significant differences between the relative performance of the nonresidential versus residential construction sectors for extended periods.

**Raw Materials**

The primary raw material used to manufacture our products is hot-rolled carbon steel wire rod, which we purchase from both domestic and foreign suppliers. Wire rod can generally be characterized as a commodity product. We purchase several different grades and sizes of wire rod with varying specifications based on the diameter, chemistry, mechanical properties and metallurgical characteristics that are required for our end products. High carbon grades of wire rod are required for the production of PC strand while low carbon grades are used to manufacture WWR.

Pricing for wire rod tends to fluctuate based on both domestic and global market conditions. In most economic environments, domestic demand for wire rod exceeds domestic production capacity and imports of wire rod are necessary to satisfy the supply requirements of the U.S. market. Trade actions initiated by domestic wire rod producers can significantly impact the pricing and availability of imported wire rod, which during fiscal years 2010 and 2009 represented approximately 29% and 27%, respectively, of our total wire rod purchases. We believe that the substantial volume and desirable mix of grades represented by our wire rod requirements constitutes a competitive advantage by making us a more attractive customer to our suppliers relative to our competitors.

Domestic wire rod producers have invested heavily in recent years to improve their quality capabilities and augment their product mix by increasing the proportion of higher value-added products. This evolution toward higher value-added products has generally benefited us in our sourcing of wire rod for PC strand as this grade is more metallurgically and technically sophisticated. At the same time, domestic producers have deemphasized the production of the less sophisticated, low carbon grades of wire rod due to the more intense competitive conditions that prevail in this market. As a result, we typically rely more heavily on imports for supplies of lower grade wire rod. Historically, when traditional offshore suppliers have withdrawn from the domestic market following the filing of trade cases by the domestic industry, new suppliers have filled the resulting gaps in supply.

Our ability to source wire rod from overseas suppliers is limited by domestic content requirements generally referred to as "Buy America" or "Buy American" laws that exist at both the federal and state levels. These laws generally require a domestic "melt and cast" standard for purposes of compliance. Certain segments of the PC strand market and the majority of our CPR and ESM products are certified to customers to be in compliance with the domestic content regulations.

Selling prices for our products tend to be correlated with changes in wire rod prices. However, the timing of the relative price changes varies depending upon market conditions and competitive factors. The relative supply and demand conditions in our markets determine whether our margins expand or contract during periods of rising or falling wire rod prices.

During fiscal 2008, wire rod prices escalated to record high levels due to tight supply conditions resulting from reduced import availability and dramatic increases in the cost of scrap, energy and other raw materials for steel producers. The reduction in imports was largely driven by the redirection of wire rod by traditional offshore suppliers to other regions of the world experiencing stronger demand and offering more attractive pricing than the U.S. market. The most notable drop in wire rod imports from traditional sources to the U.S. was from China and Turkey, primarily due to policy changes implemented by the Chinese government to discourage the exporting of wire rod and more attractive conditions in other global markets. During this period we, as well as most of our competitors, adjusted the pricing for our products to reflect the replacement cost of wire rod rather than the lower inventory carrying value, which favorably impacted our profit margins during the year.

During fiscal 2009, wire rod prices collapsed in response to the recessionary conditions in the economy and resulting inventory imbalances that developed throughout the supply chain, which led to a dramatic decline in demand for steel products. Consequently, selling prices for our products also declined through most of fiscal 2009 in response to the weakening in demand, resulting in inventory write-downs as we reduced inventory carrying values to reflect the decrease in estimated net realizable values. In July and September 2009, two U.S. rod mills representing over 20% of total domestic capacity closed in response to the weak market conditions.

Wire rod prices increased through most of fiscal 2010 due to the escalation in the cost of scrap and other raw materials for wire rod producers before moderating later in the year as a result of the weakening demand environment. Competitive pricing pressures intensified over the course of the year, which resulted in narrowing spreads between average selling prices and raw material costs. One of the U.S. rod mills that closed operations during fiscal 2009 has recently announced it expects to resume production in early 2011 with initial plans to ramp up operations to approximately 50% of capacity which would enhance our sourcing alternatives in that the mill is located in close proximity to a number of our manufacturing facilities.

### Competition

The markets in which our business is conducted are highly competitive. Some of our competitors, such as Nucor Corporation, Keystone Steel & Wire Co. and Gerdau Ameristeel Corporation, are vertically integrated companies that produce both wire rod and concrete reinforcing products and offer multiple product lines over broad geographic areas. Other competitors are smaller independent companies that offer limited competition in certain markets. Market participants compete on the basis of price, quality and service. Our primary competitors for WWR products are Nucor Corporation, Gerdau Ameristeel Corporation, Engineered Wire Products, Inc., Davis Wire Corporation, Oklahoma Steel & Wire Co., Inc. and Concrete Reinforcements Inc. Our primary competitors for PC strand are American Spring Wire Corporation, Sumiden Wire Products Corporation, Strand-Tech Martin, Inc. and NUSTRAND, which is affiliated with Nucor Corporation. Import competition is also a significant factor in certain segments of the PC strand market. We believe that we are the largest domestic producer of PC strand and WWR.

Quality and service expectations of customers have risen substantially over the years and are key factors that impact their selection of suppliers. Technology has become a critical factor in remaining competitive from a conversion cost and quality standpoint. In view of our sophisticated information systems, technologically advanced manufacturing facilities, low cost production capabilities, strong market positions, and broad product offering and geographic reach, we believe that we are well-positioned to compete favorably with other producers of concrete reinforcing products.

### Employees

As of October 2, 2010, we employed 421 people, of which 38 were represented by a labor union at our Wilmington, Delaware facility. We have a collective bargaining agreement in place with the union that expires on November 10, 2012. Should we experience a disruption of production, we have contingency plans in place that we believe would enable us to continue serving our customers, although there can be no assurances that a strike, slowdown or work stoppage would not adversely impact our operating costs and overall financial results.

### Financial Information

For information with respect to revenue, operating profitability and identifiable assets attributable to our business and geographic areas, see the items referenced in Item 6, Selected Financial Data; Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations; and Note 12 to the consolidated financial statements.

### Environmental Matters

We believe that we are in compliance in all material respects with applicable environmental laws and regulations. We have experienced no material difficulties in complying with legislative or regulatory standards and believe that these standards have not materially impacted our financial position or results of operations. Although our future compliance with additional environmental requirements could necessitate capital outlays, we do not believe that these expenditures would ultimately have a material adverse effect on our financial position or results of operations. We do not expect to incur material capital expenditures for environmental control facilities during fiscal years 2011 and 2012.

### Executive Officers of the Company

Our executive officers are as follows:

| Name | Age | Position |
|---|---|---|
| H.O. Woltz III.................. | 54 | President, Chief Executive Officer and Chairman of the Board |
| Michael C. Gazmarian...... | 51 | Vice President, Chief Financial Officer and Treasurer |
| James F. Petelle ................ | 60 | Vice President — Administration and Secretary |
| Richard T. Wagner........... | 51 | Vice President and General Manager of IWP |

H. O. Woltz III, 54, was elected Chief Executive Officer in 1991 and has been employed by us and our subsidiaries in various capacities since 1978. He was named President and Chief Operating Officer in 1989. He served as our Vice President from 1988 to 1989 and as President of Rappahannock Wire Company, formerly a subsidiary of our Company, from 1981 to 1989. Mr. Woltz has been a Director since 1986 and also serves as President of Insteel Wire Products Company. Mr. Woltz served as President of Florida Wire and Cable, Inc. until its merger with Insteel Wire Products Company in 2002. Mr. Woltz serves on the Executive Committee of our Board of Directors and was elected Chairman of the Board in 2009.

Michael C. Gazmarian, 51, was elected Vice President, Chief Financial Officer and Treasurer in February 2007. He had previously served as Chief Financial Officer and Treasurer since 1994, the year he joined us. Before joining us, Mr. Gazmarian had been employed by Guardian Industries Corp., a privately-held manufacturer of float glass and fabricated glass products, since 1986, serving in various financial capacities.

James F. Petelle, 60, joined us in October 2006. He was elected Vice President and Assistant Secretary on November 14, 2006 and Vice President — Administration and Secretary on January 12, 2007. He was previously employed by Andrew Corporation, a publicly-held manufacturer of telecommunications infrastructure equipment, having served as Secretary from 1990 to May 2006, and Vice President — Law from 2000 to October 2006.

Richard T. Wagner, 51, joined us in 1992 and has served as Vice President and General Manager of the Concrete Reinforcing Products Business Unit of the Company's subsidiary, Insteel Wire Products Company, since 1998. In February 2007, Mr. Wagner was appointed Vice President of the parent company, Insteel Industries, Inc. Prior to 1992, Mr. Wagner served in various positions with Florida Wire and Cable, Inc., a manufacturer of PC strand and galvanized strand products, since 1977.

The executive officers listed above were elected by our Board of Directors at its annual meeting held February 9, 2010 for a term that will expire at the next annual meeting of the Board of Directors or until their successors are elected and qualify. The next meeting at which officers will be elected is expected to be February 8, 2011.

## Item 1A. Risk Factors

You should carefully consider all of the information set forth in this annual report on Form 10-K, including the following risk factors, before investing in any of our securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that are currently unknown to us or that we currently consider to be immaterial may also impair our business or adversely affect our financial condition and results of operations. We may amend or supplement these risk factors from time to time by other reports and statements that we file with the SEC in the future.

***Our business is cyclical and can be negatively impacted by prolonged economic downturns or tightening in the credit markets that reduce the level of construction activity and demand for our products.***

Demand for our concrete reinforcing products is cyclical in nature and sensitive to changes in the economy and in the credit markets. Our products are sold primarily to manufacturers of concrete products for the construction industry and used for a broad range of nonresidential and residential construction applications. Demand in these markets is driven by the level of construction activity, which tends to be correlated with conditions in the general economy as well as other factors beyond our control. The tightening in the credit markets that occurred during fiscal 2009 and persisted in 2010 could continue to unfavorably impact demand for our products by reducing the availability of financing to our customers and the construction industry as a whole. Future prolonged periods of economic weakness or reduced availability of financing could have a material adverse impact on our business, results of operations, financial condition and cash flows.

***Our operations are subject to seasonal fluctuations that may impact our cash flow.***

Our shipments are generally lower in the first and second quarters primarily due to the reduced level of activity in the construction industry resulting from winter weather conditions together with customer plant shutdowns associated with holidays. As a result, our cash flow from operations may vary from quarter to quarter due to these seasonal factors.

***Demand for our products is highly variable and difficult to forecast due to our minimal backlog and the unanticipated changes that can occur in customer order patterns or inventory levels.***

Demand for our products is highly variable. The short lead times for customer orders and minimal backlog that characterize our business make it difficult to forecast the future level of demand for our products. In some cases, unanticipated downturns in demand have been exacerbated by inventory reduction measures pursued by our customers. The combination of these factors may cause significant fluctuations in our sales, profitability and cash flows.

***Our customers may be adversely affected by the continued negative macroeconomic conditions and tightening in the credit markets.***

Current negative macroeconomic conditions and the tightening in the credit markets could limit the ability of our customers to fund their financing requirements, thereby reducing their purchasing volume with us. Further, the reduction in the availability of credit may increase the risk of customers defaulting on their payment obligations to us. The continuation or occurrence of these events could materially and adversely impact our business, financial condition and results of operations.

***Demand for our products could be significantly impacted by the timing in resolving a new federal transportation funding authorization and the magnitude of the infrastructure-related funding that is provided for requiring the use of our products.***

The previous federal transportation funding authorization, SAFETEA-LU, expired in September 2009 and has been extended on an interim basis through December 2010. The additional federal funding provided for under the American Recovery and Reinvestment Act ("ARRA") has not had a significant impact on the demand for our products as a high proportion of the projects funded have been for pavement resurfacing and repairs, which do not require the use of our products, and any favorable impact has been offset by reduced spending at the state and local government level. Failure to enact a new long-term federal authorization in a timely manner that provides for increased infrastructure-related funding could have a negative impact on demand for our products.

***Our financial results can be negatively impacted by the volatility in the cost and availability of our primary raw material, hot-rolled carbon steel wire rod.***

The primary raw material used to manufacture our products is hot-rolled carbon steel wire rod, which we purchase from both domestic and foreign suppliers. We do not use derivative commodity instruments to hedge our exposure to changes in the price of wire rod as such instruments are currently unavailable in the financial markets. Beginning in fiscal 2004, a tightening of supply in the rod market together with fluctuations in the raw material costs of rod producers resulted in increased price volatility which has continued through fiscal 2010. In response to the increased pricing volatility, wire rod producers have resorted to increasing the frequency of price adjustments, typically on a monthly basis as well as unilaterally changing the terms of prior commitments.

Although changes in our wire rod costs and selling prices tend to be correlated, depending upon market conditions, there may be periods during which we are unable to fully recover increased rod costs through higher selling prices, which would reduce gross profit and cash flow from operations. Additionally, should raw material costs decline, our financial results may be negatively impacted if the selling prices for our products decrease to an even greater degree and to the extent that we are consuming higher cost material from inventory, as we experienced during certain periods of fiscal 2009 and 2010.

Our financial results can also be significantly impacted if raw material supplies are inadequate to satisfy our purchasing requirements. Trade actions by domestic wire rod producers against offshore suppliers can also have a substantial impact on the availability and cost of imported wire rod. The imposition of anti-dumping or countervailing duty margins by the Department of Commerce against exporting countries can have the effect of reducing or eliminating their activity in the domestic market, which is of increasing significance in view of the reductions in domestic wire rod production capacity that have occurred in recent years. If we were unable to obtain adequate and timely delivery of our raw material requirements, we may be unable to manufacture sufficient quantities of our products or operate our manufacturing facilities in an efficient manner, which could result in lost sales and higher operating costs.

***We may not be successful in integrating the business acquired in the Ivy Transaction, which could have a negative impact on our financial results.***

Our recent acquisition of certain of the assets of Ivy (the "Ivy Transaction") involves the integration of businesses that have previously operated independently. We expect the combination of the businesses will allow for the realization of synergies that reduce operating costs and provide other operational benefits. There can be no assurance, however, regarding when or the extent to which the combined business will be able to realize these synergies. Successful integration will depend on our ability to consolidate operations, implement procedures and integrate the employees, assets and systems of Ivy with our own. This integration process is subject to delays, disruptions and other challenges, which may include:

- potential loss of key employees or customers;
- possible inconsistencies in standards, controls, procedures and policies between the businesses and the need to implement company-wide financial, accounting, information and other systems;
- failure to maintain the quality of service and products that we or Ivy have historically provided;
- costs associated with employee redeployment, relocation or severance;
- costs associated with reorganizing or closing facilities, or relocating or disposing of excess equipment;
- the diversion of management's attention from our day-to-day business and broader business strategy as a result of the need to address delays, disruptions and other challenges and the potential need to add management resources to do so;

- commitment of resources that are needed in other parts of our business; and
- unanticipated costs or liabilities associated with the Ivy Transaction.

These delays, disruptions and other challenges, if they occur and are not effectively resolved, may cause us to fail to realize the anticipated synergies from the Ivy Transaction, and may have a material adverse short- and long-term impact on our operating results and financial condition.

***Foreign competition could adversely impact our financial results.***

Our PC strand business is subject to offshore import competition on an ongoing basis in that in most market environments, domestic production capacity is insufficient to satisfy domestic demand. If we are unable to purchase raw materials and achieve manufacturing costs that are competitive with those of foreign producers, or if the margin and return requirements of foreign producers are substantially lower, our market share and profit margins could be negatively impacted. In response to irrationally-priced import competition from offshore PC strand suppliers, we have pursued trade cases when necessary as a means of ensuring that foreign producers were complying with the applicable trade laws and regulations.

In 2003, we, together with a coalition of domestic producers of PC strand, obtained a favorable determination from the U.S. Department of Commerce (the "DOC") in response to the petitions we had filed alleging that imports of PC strand from Brazil, India, Korea, Mexico and Thailand were being "dumped" or sold in the U.S. at a price that was lower than fair value and had injured the domestic PC strand industry. The DOC imposed anti-dumping duties ranging from 12% up to 119%, which had the effect of limiting the participation of these countries in the domestic market.

In June 2010, we, together with a coalition of domestic producers of PC strand, obtained favorable determinations from the DOC in response to the petitions we had filed alleging that imports of PC strand from China were being "dumped" or sold in the U.S. at a price that was lower than fair value and that subsidies were being provided to Chinese PC strand producers by the Chinese government, both of which had injured the domestic PC strand industry. The DOC imposed final countervailing duty margins ranging from 9% to 46% and anti-dumping margins ranging from 43% to 194%, which had the effect of limiting the continued participation of Chinese producers in the domestic market.

***Our manufacturing facilities are subject to unexpected equipment failures, operational interruptions and casualty losses.***

Our manufacturing facilities are subject to risks that may limit our ability to manufacture products, including unexpected equipment failures and catastrophic losses due to other unanticipated events such as fires, explosions, accidents, adverse weather conditions and transportation interruptions. Any such equipment failures or events can subject us to material plant shutdowns, periods of reduced production or unexpected downtime. Furthermore, the resolution of certain operational interruptions may require significant capital expenditures. Although our insurance coverage could offset the losses or expenditures relating to some of these events, our results of operations and cash flows could be negatively impacted to the extent that such claims were not covered or only partially covered by our insurance.

***Our financial results could be adversely impacted by the continued escalation in certain of our operating costs.***

Our employee benefit costs, particularly our medical and workers' compensation costs, have increased substantially in recent years and are expected to continue to rise. In March 2010, Congress passed and the President signed The Patient Protection and Affordable Care Act. This legislation may have a significant impact on health care providers, insurers and others associated with the health care industry. If this legislation significantly increases the costs attributable to our self-insured health plans, it may negatively impact our business, financial condition and results of operations.

In addition, higher prices for natural gas, electricity, fuel and consumables increase our manufacturing and distribution costs. Most of our sales are made under terms whereby we incur the fuel costs and surcharges associated with the delivery of products to our customers. Although we have implemented numerous measures to offset the impact of the ongoing escalation in these costs, there can be no assurance that such actions will be effective. If we are unable to pass these additional costs through by raising selling prices, our financial results could be adversely impacted.

***Our capital resources may not be adequate to provide for our capital investment and maintenance expenditures if we were to experience a substantial downturn in our financial performance.***

Our operations are capital intensive and require substantial recurring expenditures for the routine maintenance of our equipment and facilities. Although we expect to finance our business requirements through internally generated funds or from borrowings under our $75.0 million revolving credit facility, we cannot provide any assurances these resources will be sufficient to support our business. A material adverse change in our operations or financial condition could limit our ability to borrow funds under our credit facility, which could further adversely impact our liquidity and financial condition. Any significant future acquisitions could require additional financing from external sources that may not be available on favorable terms, which could adversely impact our operations, growth plans, financial condition and results of operations.

***Environmental compliance and remediation could result in substantially increased capital investments and operating costs.***

Our business is subject to numerous federal, state and local laws and regulations pertaining to the protection of the environment that could result in substantially increased capital investments and operating costs. These laws and regulations, which are constantly evolving, are becoming increasingly stringent and the ultimate impact of compliance is not always clearly known or determinable because regulations under some of these laws have not yet been promulgated or are undergoing revision.

***Our production and earnings could be reduced by strikes or work stoppages by our unionized employees.***

As of October 2, 2010, we employed 421 people, of which 38 were represented by a labor union at our Wilmington, Delaware facility. We have a collective bargaining agreement in place with the union that expires on November 10, 2012. Should we experience a disruption of production, we have contingency plans in place that we believe would enable us to continue serving our customers, although there can be no assurances that a strike, slowdown or work stoppage would not adversely impact our operating costs and overall financial results.

***Our stock price can be volatile, often in connection with matters beyond our control.***

Equity markets in the U.S. have often been volatile. During fiscal 2010, our common stock traded as high as $13.63 and as low as $7.73. There are numerous factors that could cause the price of our common stock to fluctuate significantly, several of which are beyond our control, including: variations in our quarterly and annual operating results; changes in our business outlook; changes in market valuations of companies in our industry; changes in the expectations for nonresidential and residential construction; and announcements by us, our competitors or industry participants that may be perceived to impact us or our operations.

**Item 1B. Unresolved Staff Comments.**

None.

**Item 2. Properties.**

Insteel's corporate headquarters and IWP's sales and administrative offices are located in Mount Airy, North Carolina. At October 2, 2010, we operated six manufacturing facilities located in Dayton, Texas; Gallatin, Tennessee; Hickman, Kentucky; Mount Airy, North Carolina; Sanderson, Florida; and Wilmington, Delaware.

In connection with the Ivy transaction on November 19, 2010, we added production facilities located in Hazleton, Pennsylvania; Jacksonville, Florida; Kingman, Arizona; and St. Joseph, Missouri, in addition to the production equipment at a facility in Houston, Texas which we lease from Ivy.

We own all of our real estate with the exception of the Houston, Texas facility, which is leased from Ivy. We believe that our properties are in good operating condition and that our machinery and equipment have been well maintained. We also believe that our manufacturing facilities are suitable for their intended purposes and have capacities adequate for the current and projected needs for our existing products.

**Item 3. Legal Proceedings.**

On November 19, 2007, Dwyidag Systems International, Inc ("DSI") filed a third-party lawsuit in the Ohio Court of Claims alleging that certain epoxy-coated strand sold by us to DSI in 2002, and supplied by DSI to the Ohio Department of Transportation ("ODOT") for a bridge project, was defective. The third-party action sought recovery of any damages which could have been assessed against DSI in the action filed against it by ODOT, which allegedly could have been in excess of $8.3 million, plus $2.7 million in damages allegedly incurred by DSI. In 2009, the Ohio court granted our motion for summary judgment as to the third-party claim against it on the grounds that the statute of limitations had expired, but DSI filed an interlocutory appeal of that ruling. In addition, we previously filed a lawsuit against DSI in the North Carolina Superior Court in Surry County seeking recovery of $1.4 million (plus interest) owed for other products sold by us to DSI, which action was removed by DSI to the U.S. District Court for the Middle District of North Carolina.

On October 7, 2010, subsequent to the end of our fiscal year, we participated in a structured mediation with ODOT and DSI which led to settlement of all of the above legal matters. Pursuant to the settlement agreement, the legal proceedings in Ohio and North Carolina will be dismissed and the parties have agreed to release each other from all liability arising out of the sale of strand for the bridge project. In connection with the settlement, we wrote-off the remaining outstanding balance that was owed to us by DSI and agreed to make certain cash payments to ODOT. We believe the resolution of this matter will enable us to reinstate the commercial relationship with DSI that had existed prior to the initiation of the legal proceedings. Our fiscal 2010 results reflect a pre-tax charge of $1.5 million relating to the net effect of the settlement.

In May 2009, we, together with a coalition of domestic producers of PC strand, filed antidumping ("AD") and countervailing duty ("CVD") petitions with the U.S. Department of Commerce ("DOC") alleging that imports of PC strand from China were being "dumped" or sold in the U.S. at a price that was lower than fair value and that subsidies were being provided to Chinese PC strand producers by the Chinese government, both of which had served to injure the domestic PC strand industry. Following the completion of its investigative process, on June 29, 2010, the DOC ruled in favor of the petitioners, imposing final CVD margins ranging from 9% to 46% and AD margins ranging from 43% to 194%, which had the effect of limiting the continued participation of Chinese producers in the domestic market.

We are also, from time to time, involved in various other lawsuits, claims, investigations and proceedings, including commercial, environmental and employment matters, which arise in the ordinary course of business. We do not anticipate that the ultimate cost to resolve these other matters will have a material adverse effect on our financial position, results of operations or cash flows.

**Item 4. (Removed and Reserved).**

## PART II

**Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities.**

Our common stock is listed on the NASDAQ Global Select Market under the symbol "IIIN" and has been trading on NASDAQ since September 28, 2004. As of November 5, 2010, there were 1,076 shareholders of record. The following table summarizes the high and low sales prices as reported on the NASDAQ Global Select Market and the cash dividend per share declared in fiscal 2010 and fiscal 2009:

| | Fiscal 2010 | | | Fiscal 2009 | | |
|---|---|---|---|---|---|---|
| | High | Low | Cash Dividends | High | Low | Cash Dividends |
| First Quarter | $ 13.63 | $ 10.34 | $ 0.03 | $ 14.72 | $ 7.00 | $ 0.03 |
| Second Quarter | 13.36 | 9.26 | 0.03 | 12.47 | 4.76 | 0.03 |
| Third Quarter | 13.05 | 10.55 | 0.03 | 9.26 | 6.24 | 0.03 |
| Fourth Quarter | 12.29 | 7.73 | 0.03 | 12.58 | 7.53 | 0.03 |

On November 18, 2008, our Board of Directors approved a new share repurchase authorization to buy back up to $25.0 million of our outstanding common stock in the open market or in privately negotiated transactions. Repurchases may be made from time to time in the open market or in privately negotiated transactions subject to market conditions, applicable legal requirements and other factors. We are not obligated to acquire any particular amount of common stock and the program may be commenced or suspended at any time at our discretion without prior notice. The share repurchase authorization continues in effect until terminated by the Board of Directors. As of October 2, 2010, there was $24.9 million remaining available for future share repurchases under this authorization. During the year ended October 2, 2010, we repurchased $79,000 or 8,486 shares of our common stock through restricted stock net-share settlements. During the year ended October 3, 2009, we repurchased $24,000 or 2,497 shares of our common stock through restricted stock net-share settlements.

The following table summarizes the repurchases of common stock during the quarter ended October 2, 2010:

| *(In thousands except share and per share amounts)* | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plan or Program | Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plan or Program |
|---|---|---|---|---|
| July 4, 2010 - August 7, 2010 | — | — | — | $ 24,925(1) |
| August 8, 2010 - September 4, 2010 (2) | 3,261 | $ 8.49 | 3,261 | 24,897(1) |
| September 5, 2010 - October 2, 2010 | — | — | — | 24,897(1) |
| | 3,261 | | 3,261 | |

(1) Under the $25.0 million share repurchase authorization announced on November 18, 2008, which continues in effect until terminated by the Board of Directors.

(2) Represents 3,261 shares surrendered by employees to satisfy tax withholding obligations upon the vesting of restricted stock awards.

In July 2005, we resumed our quarterly cash dividend of $0.03 per share. On August 12, 2008, our Board of Directors approved a special cash dividend of $0.50 per share that was paid on October 3, 2008. While we intend to pay regular quarterly cash dividends for the foreseeable future, the declaration and payment of future dividends, if any, are discretionary and will be subject to determination by the Board of Directors each quarter after taking into account various factors, including general business conditions and our financial condition, operating results, cash requirements and expansion plans. See Note 5 of the consolidated financial statements for additional discussion with respect to dividend payments.

On April 21, 2009, the Board of Directors adopted Amendment No. 1 to Rights Agreement, effective April 25, 2009, amending the Rights Agreement dated as of April 27, 1999 between us and American Stock Transfer & Trust Company, LLC, successor to First Union National Bank. Amendment No. 1 and the Rights Agreement are hereinafter collectively referred to as the "Rights Agreement." In connection with adopting the Rights Agreement, on April 26, 1999, the Board of Directors declared a dividend distribution of one right per share of our outstanding common stock as of May 17, 1999. The Rights Agreement also provides that one right will attach to each share of our common stock issued after May 17, 1999. Each right entitles the registered holder to purchase from us on certain dates described in the Rights Agreement one two-hundredths of a share (a "Unit") of our Series A Junior Participating Preferred Stock at a purchase price of $46 per Unit, subject to adjustment as described in the Rights Agreement. For more information regarding our Rights Agreement, see Note 16 to the consolidated financial statements.

## Item 6. Selected Financial Data.

**Financial Highlights**
**(In thousands, except per share amounts)**

| | Year Ended | | | | |
|---|---|---|---|---|---|
| | (52 weeks) October 2, 2010 | (53 weeks) October 3, 2009 | (52 weeks) September 27, 2008 | (52 weeks) September 29, 2007 | (52 weeks) September 30, 2006 |
| Net sales | $ 211,586 | $ 230,236 | $ 353,862 | $ 297,806 | $ 329,507 |
| Earnings (loss) from continuing operations | 458 | (20,940) | 43,717 | 24,284 | 34,377 |
| Net earnings (loss) | 473 | (22,086) | 43,752 | 24,162 | 33,040 |
| Earnings (loss) per share from continuing operations (basic) | 0.03 | (1.20) | 2.47 | 1.33 | 1.87 |
| Earnings (loss) per share from continuing operations (diluted) | 0.03 | (1.20) | 2.44 | 1.32 | 1.85 |
| Net earnings (loss) per share (basic) | 0.03 | (1.27) | 2.47 | 1.32 | 1.79 |
| Net earnings (loss) per share (diluted) | 0.03 | (1.27) | 2.44 | 1.31 | 1.78 |
| Cash dividends declared | 0.12 | 0.12 | 0.62 | 0.12 | 0.12 |
| Total assets | 182,505 | 182,117 | 228,220 | 173,529 | 166,596 |
| Total long-term debt | — | — | — | — | — |
| Shareholders' equity | 147,876 | 147,070 | 169,847 | 143,850 | 122,438 |

In the first quarter of fiscal 2010, we adopted and retrospectively applied new accounting guidance related to the calculation of earnings per share (see Note 3 to the consolidated financial statements), which resulted in the following reductions in basic and diluted earnings per share:

| | 2009 | | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|---|---|
| | Basic | Diluted | Basic | Diluted | Basic | Diluted | Basic | Diluted |
| Continuing operations | — | — | $ (0.02) | $ (0.03) | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.01) |
| Net earnings | — | — | (0.02) | (0.03) | (0.01) | (0.01) | (0.01) | (0.01) |

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

**The matters discussed in this section include forward-looking statements that are subject to numerous risks. You should carefully read the "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in this Form 10-K.**

### Overview

Following our exit from the industrial wire business (see Note 8 to the consolidated financial statements), our operations are entirely focused on the manufacture and marketing of concrete reinforcing products for the concrete construction industry. The results of operations for the industrial wire business have been reported as discontinued operations for all periods presented. Our business strategy is focused on: (1) achieving leadership positions in our markets; (2) operating as the lowest cost producer; and (3) pursuing growth opportunities within our core businesses that further our penetration of current markets served or expand our geographic footprint.

### Recent Developments

In furtherance of our business strategy, on November 19, 2010, we, through our wholly-owned subsidiary, IWP, purchased certain of the assets of Ivy for approximately $51.1 million ($37.6 million of cash and a $13.5 million secured subordinated note payable to Ivy over five years). The Ivy Transaction serves to both further our penetration of existing markets and expand our geographic footprint by adding, among other assets, inventory and production facilities located in Hazleton, Pennsylvania; Jacksonville, Florida; Kingman, Arizona; and St. Joseph, Missouri. We also acquired production equipment located at the Houston, Texas facility and entered into a sublease for our use of that facility.

### Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Our discussion and analysis of our financial condition and results of operations are based on these financial statements. The preparation of our financial statements requires the application of these accounting principles in addition to certain estimates and judgments based on current available information, actuarial estimates, historical results and other assumptions believed to be reasonable. Actual results could differ from these estimates.

Following is a discussion of our most critical accounting policies, which are those that are both important to the depiction of our financial condition and results of operations and that require judgments, assumptions and estimates.

***Revenue recognition.*** We recognize revenue from product sales in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 605, Revenue Recognition when products are shipped and risk of loss and title has passed to the customer. Sales taxes collected from customers are recorded on a net basis and as such, are excluded from revenue.

***Concentration of credit risk.*** Financial instruments that subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. Our cash is concentrated primarily at one financial institution, which at times exceeds federally insured limits. We are exposed to credit risk in the event of default by institutions in which our cash and cash equivalents are held and by customers to the extent of the amounts recorded on the balance sheet. We invest excess cash primarily in money market funds, which are highly liquid securities that bear minimal risk.

Most of our accounts receivable are due from customers that are located in the U.S. and we generally require no collateral depending upon the creditworthiness of the account. We provide an allowance for doubtful accounts based upon our assessment of the credit risk of specific customers, historical trends and other information. There is no disproportionate concentration of credit risk.

***Allowance for doubtful accounts.*** We maintain allowances for doubtful accounts for estimated losses resulting from the potential inability of our customers to make required payments on outstanding balances owed to us. Significant management judgments and estimates are used in establishing the allowances. These judgments and estimates consider such factors as customers' financial position, cash flows and payment history as well as current and expected business conditions. It is reasonably likely that actual collections will differ from our estimates, which may result in increases or decreases in the allowances. Adjustments to the allowances may also be required if there are significant changes in the financial condition of our customers.

***Inventory valuation.*** We periodically evaluate the carrying value of our inventory. This evaluation includes assessing the adequacy of allowances to cover losses in the normal course of operations, providing for excess and obsolete inventory, and ensuring that inventory is valued at the lower of cost or estimated net realizable value. Our evaluation considers such factors as the cost of inventory, future demand, our historical experience and market conditions. In assessing the realization of inventory values, we are required to make judgments and estimates regarding future market conditions. Because of the subjective nature of these judgments and estimates, it is reasonably likely that actual outcomes will differ from our estimates. Adjustments to these reserves may be required if actual market conditions for our products are substantially different than the assumptions underlying our estimates.

***Self-insurance.*** We are self-insured for certain losses relating to medical and workers' compensation claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the discounted ultimate cost for uninsured claims incurred using actuarial assumptions followed by the insurance industry and historical experience. These estimates are subject to a high degree of variability based upon future inflation rates, litigation trends, changes in benefit levels and claim settlement patterns. Because of uncertainties related to these factors as well as the possibility of changes in the underlying facts and circumstances, future adjustments to these reserves may be required.

***Litigation***. From time to time, we may be involved in claims, lawsuits and other proceedings. Such matters involve uncertainty as to the eventual outcomes and the potential losses that we may ultimately incur. We record expenses for litigation when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We estimate the probability of such losses based on the advice of legal counsel, the outcome of similar litigation, the status of the lawsuits and other factors. Due to the numerous factors that enter into these judgments and assumptions, it is reasonably likely that actual outcomes will differ from our estimates. We monitor our potential exposure to these contingencies on a regular basis and may adjust our estimates as additional information becomes available or as there are significant developments.

***Stock-based compensation***. We account for stock-based compensation arrangements, including stock option grants, restricted stock awards and restricted stock units, in accordance with the provisions of FASB ASC Topic 718, Compensation — Stock Compensation. Under these provisions, compensation cost is recognized based on the fair value of equity awards on the date of grant. The compensation cost is then amortized on a straight-line basis over the vesting period. We use the Monte Carlo valuation model to determine the fair value of stock options at the date of grant. This model requires us to make assumptions such as expected term, volatility and forfeiture rates that determine the stock options' fair value. These key assumptions are based on historical information and judgment regarding market factors and trends. If actual results differ from our assumptions and judgments used in estimating these factors, future adjustments to compensation expense may be required.

***Assumptions for employee benefit plans.*** We account for our defined employee benefit plans, the Insteel Wire Products Company Retirement Income Plan for Hourly Employees, Wilmington, Delaware (the "Delaware Plan") and the supplemental employee retirement plans (each, a "SERP") in accordance with FASB ASC Topic 715, Compensation — Retirement Benefits. Under the provisions of ASC Topic 715, we recognize net periodic pension costs and value pension assets or liabilities based on certain actuarial assumptions, principally the assumed discount rate and the assumed long-term rate of return on plan assets.

The discount rates we utilize for determining net periodic pension costs and the related benefit obligations for our plans are based, in part, on current interest rates earned on long-term bonds that receive one of the two highest ratings assigned by recognized rating agencies. Our discount rate assumptions are adjusted as of each valuation date to reflect current interest rates on such long-term bonds. The discount rates are used to determine the actuarial present value of the benefit obligations as of the valuation date as well as the interest component of the net periodic pension cost for the following year. The discount rate for the Delaware Plan was 5.25%, 5.50% and 7.00% for 2010, 2009 and 2008, respectively. The discount rate for the SERPs was 5.25%, 5.50% and 7.00% for 2010, 2009 and 2008, respectively.

The assumed long-term rate of return on plan assets for the Delaware Plan represents the estimated average rate of return expected to be earned on the funds invested or to be invested in the plan's assets to fund the benefit payments inherent in the projected benefit obligations. Unlike the discount rate, which is adjusted each year based on changes in current long-term interest rates, the assumed long-term rate of return on plan assets will not necessarily change based upon the actual short-term performance of the plan assets in any given year. The amount of net periodic pension cost that is recorded each year is based on the assumed long-term rate of return on plan assets for the plan and the actual fair value of the plan assets as of the beginning of the year. We regularly review our actual asset allocation and, when appropriate, rebalance the investments in the plan to more accurately reflect the targeted allocation.

For 2010, 2009 and 2008, the assumed long-term rate of return utilized for plan assets of the Delaware Plan was 8%. We currently expect to use the same assumed rate for the long-term return on plan assets in 2011. In determining the appropriateness of this assumption, we considered the historical rate of return of the plan assets, the current and projected asset mix, our investment objectives and information provided by our third-party investment advisors.

The projected benefit obligations and net periodic pension cost for the SERPs are based in part on expected increases in future compensation levels. Our assumption for the expected increase in future compensation levels is based upon our average historical experience and management's intentions regarding future compensation increases, which generally approximates average long-term inflation rates.

Assumed discount rates and rates of return on plan assets are reevaluated annually. Changes in these assumptions can result in the recognition of materially different pension costs over different periods and materially different asset and liability amounts in our consolidated financial statements. A reduction in the assumed discount rate generally results in an actuarial loss, as the actuarially-determined present value of estimated future benefit payments will increase. Conversely, an increase in the assumed discount rate generally results in an actuarial gain. In addition, an actual return on plan assets for a given year that is greater than the assumed return on plan assets results in an actuarial gain, while an actual return on plan assets that is less than the assumed return results in an actuarial loss. Other actual outcomes that differ from previous assumptions, such as individuals living longer or shorter lives than assumed in the mortality tables that are also used to determine the actuarially-determined present value of estimated future benefit payments, changes in such mortality tables themselves or plan amendments will also result in actuarial losses or gains. Under GAAP, actuarial gains and losses are deferred and amortized into income over future periods based upon the expected average remaining service life of the active plan participants (for plans for which benefits are still being earned by active employees) or the average remaining life expectancy of the inactive participants (for plans for which benefits are not still being earned by active employees). However, any actuarial gains generated in future periods reduce the negative amortization effect of any cumulative unamortized actuarial losses, while any actuarial losses generated in future periods reduce the favorable amortization effect of any cumulative unamortized actuarial gains.

The amounts recognized as net periodic pension cost and as pension assets or liabilities are based upon the actuarial assumptions discussed above. We believe that all of the actuarial assumptions used for determining the net periodic pension costs and pension assets or liabilities related to the Delaware Plan are reasonable and appropriate. The funding requirements for the Delaware Plan are based upon applicable regulations, and will generally differ from the amount of pension cost recognized under ASC Topic 715 for financial reporting purposes. No contributions were required to be made to the Delaware Plan during 2010, 2009 and 2008.

We currently expect to record net periodic pension costs totaling $232,000 during 2011, although we do not expect any cash contributions to the Delaware Plan will be required during the year. Contributions to the SERPs are expected to total $244,000 during 2011, matching the required benefit payments.

A 0.25% decrease in the assumed discount rate for the Delaware Plan would have increased our projected and accumulated benefit obligations as of October 2, 2010 by approximately $88,500 and the expected net periodic pension cost for 2011 by approximately $6,600. A 0.25% decrease in the assumed discount rate for our SERPs would have increased our projected and accumulated benefit obligations as of October 2, 2010 by approximately $191,000 and $147,000, respectively, and increased the net periodic pension cost for 2011 by approximately $17,000. A 0.25% decrease in the assumed long-term rate of return on plan assets for the Delaware Plan would have increased the expected net periodic pension cost for 2011 by approximately $7,200.

**Recent Accounting Pronouncements.**

*Current Adoptions*

In December 2008, the FASB amended certain provisions of ASC Topic 715, Compensation — Retirement Benefits. This amendment requires objective disclosures about postretirement benefit plan assets including investment policies and strategies, categories of plan assets, fair value measurements of plan assets and significant concentrations of risk. This amendment is effective, on a prospective basis, for fiscal years ending after December 15, 2009. We adopted this amendment as of the fiscal year ended October 2, 2010. While the adoption of the amendment expanded our disclosures, it did not impact any amounts reflected within our consolidated financial statements.

In June 2008, the FASB amended certain provisions of ASC Topic 260, Earnings Per Share. This amendment requires that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The adoption of these provisions did not have a material impact on our consolidated financial statements.

**Results of Operations**

**Statements of Operations — Selected Data**
**(Dollars in thousands)**

| | Year Ended | | | | |
|---|---|---|---|---|---|
| | October 2, 2010 | Change | October 3, 2009 | Change | September 27, 2008 |
| Net sales | $ 211,586 | (8.1%) | $ 230,236 | (34.9%) | $ 353,862 |
| Gross profit (loss) | 17,991 | N/M | (15,093) | N/M | 86,755 |
| *Percentage of net sales* | 8.5% | | (6.6%) | | 24.5% |
| Selling, general and administrative expense | $ 16,024 | (7.1%) | $ 17,243 | (7.4%) | $ 18,623 |
| *Percentage of net sales* | 7.6% | | 7.5% | | 5.3% |
| Other expense (income), net | $ (291) | N/M | $ (135) | N/M | $ 85 |
| Legal settlement | 1,487 | N/M | — | — | — |
| Interest expense | 453 | (29.3%) | 641 | 7.9% | 594 |
| Interest income | (102) | (29.2%) | (144) | (80.0%) | (721) |
| Effective income tax rate | (9.0%) | | 36.0% | | 35.9% |
| Earnings (loss) from continuing operations | $ 458 | N/M | $ (20,940) | N/M | $ 43,717 |
| Earnings (loss) from discontinued operations | 15 | N/M | (1,146) | N/M | 35 |
| Net earnings (loss) | 473 | N/M | (22,086) | N/M | 43,752 |

***2010 Compared with 2009***

*Net Sales*

Net sales decreased 8.1% to $211.6 million in 2010 from $230.2 million in 2009. Shipments for the year increased 5.6% while average selling prices declined 12.9% from the prior year levels. The increase in shipments during the current year was primarily driven by customer inventory restocking together with the favorable effect of the PC strand trade cases against China, which partially offset the negative effect of the reduced level of construction activity. The year-over-year increase in shipments was relative to severely depressed volumes in the prior year resulting from the recessionary conditions in the economy, reduced level of construction activity and inventory destocking measures that were pursued by our customers. The decrease in average selling prices was due to lower raw material costs and competitive pricing pressures resulting from the weak market environment.

*Gross Profit (Loss)*

The gross profit for 2010 was $18.0 million, or 8.5% of net sales compared to a gross loss of $15.1 million, or (6.6%) of net sales in 2009. Gross profit (loss) includes pre-tax charges of $2.3 million in the current year period and $25.9 million in the prior year period for inventory write-downs to reduce the carrying value of inventory to the lower of cost or market resulting from declining selling prices for certain products relative to higher raw material costs under the first-in, first-out ("FIFO") method of accounting. Gross profit (loss) for both years was unfavorably impacted by depressed shipment volumes, compressed spreads between average selling prices and raw material costs, and elevated unit conversion costs resulting from reduced operating schedules. The year-over-year improvement was primarily due to lower inventory write-downs in the current year, higher shipments and spreads between average selling prices and raw material costs, and lower unit conversion costs resulting from higher production volumes.

*Selling, General and Administrative Expense*

Selling, general and administrative expense ("SG&A expense") decreased 7.1% to $16.0 million, or 7.6% of net sales in 2010 from $17.2 million, or 7.5% of net sales in 2009. The decrease was primarily due to increases in the cash surrender value of life insurance policies ($557,000) together with reductions in consulting expense ($207,000), employee benefit costs ($172,000), bad debt expense ($154,000), payroll taxes ($115,000), and labor expense ($102,000). The cash surrender value of life insurance polices increased $330,000 in the current year period compared with a decrease of $227,000 in the prior year period due to the related changes in value of the underlying investments. The decreases in consulting and labor expense were primarily due to the implementation of various cost reduction measures. The reduction in employee benefit costs was primarily due to lower employee medical expense during the current year. The decrease in payroll taxes was due to the taxes incurred associated with the payment of the fiscal 2008 employee incentive plan bonuses during the prior year. These reductions were partially offset by higher stock-based compensation expense ($222,000) in the current year.

*Legal Settlement*

In 2010, we recorded a $1.5 million pre-tax charge in connection with the settlement of litigation with a customer. The charge included the write-off of the remaining outstanding balance that was owed to us by the customer and certain cash payments.

*Interest Expense*

Interest expense for 2010 decreased $188,000, or 29.3% to $453,000 from $641,000 in 2009 primarily due to prior year borrowings on our revolver and lower amortization of capitalized financing costs in the current year.

*Interest Income*

Interest income for 2010 decreased $42,000, or 29.2%, to $102,000 from $144,000 in 2009 primarily due to lower rates of return on cash investments in the current year.

*Income Taxes*

Our effective income tax rate on continuing operations decreased to (9.0%) in 2010 from 36.0% in 2009 primarily due to changes in the federal tax regulations regarding the carry-back of net operating losses, which increased the anticipated tax refund related to the prior year loss by $500,000. The favorable impact from the increase in the tax refund was partially offset by $200,000 of net reserves that were recorded pertaining to known tax exposures in accordance with ASC 740 together with changes in permanent book versus tax differences.

*Earnings (Loss) From Continuing Operations*

Earnings from continuing operations for 2010 was $458,000 or $0.03 per diluted share compared with a loss from continuing operations of $20.9 million ($1.20 per share) in 2009 due to the increase in gross profit and decrease in SG&A expense, which was partially offset by the $1.5 million ($0.05 per share after-tax) litigation settlement in the current year.

*Earnings (Loss) From Discontinued Operations*

Earnings from discontinued operations for 2010 was $15,000, which had no effect on earnings per share compared with a loss of $1.1 million ($0.07 per share) in 2009. The current year earnings were primarily due to the gain on the sale of the real estate associated with the industrial wire business, which was partially offset by facility-related costs that were incurred prior to the sale together with income tax expense. The prior year loss was primarily due to a pre-tax impairment charge of $1.8 million ($1.1 million or $0.06 per share after-tax) to write down the carrying value of the real estate that was subsequently sold in 2010.

*Net Earnings (Loss)*

Net earnings for 2010 was $473,000 or $0.03 per diluted share compared to a net loss of $22.1 million ($1.27 per share) in 2009 primarily due to the increase in gross profit and decrease in SG&A expense, which was partially offset by the $1.5 million ($0.05 per share after-tax) litigation settlement in the current year.

***2009 Compared with 2008***

*Net Sales*

Net sales decreased 34.9% to $230.2 million in 2009 from $353.9 million in 2008. Shipments for the year decreased 29.7% while average selling prices declined 7.5% from the prior year levels. The reduction in shipments was primarily due to the general economic downturn, the tightening in credit markets and the surge in low-priced imports of PC strand during 2008, which resulted in customer inventory destocking through most of the year. The decline in average selling prices was driven by the collapse in steel prices that occurred through most of the current year together with weakening demand following the unprecedented escalation in raw material costs and selling prices that occurred during the prior year.

*Gross Profit (Loss)*

The gross loss for 2009 was $15.1 million, or 6.6% of net sales compared to gross profit of $86.8 million, or 24.5% of net sales in 2008. The gross loss for the year reflects a pre-tax charge of $25.9 million for inventory write-downs to reduce the carrying value of inventory to the lower of cost or market resulting from the decline in selling prices for certain products during the year relative to higher raw material costs under the first-in, first-out ("FIFO") method of accounting. The gross loss for the current year also reflects the unfavorable impact of the reductions in shipments and selling prices, the consumption of higher cost inventory that was purchased prior to the collapse in steel prices and the escalation in unit conversion costs resulting from reduced operating schedules at our manufacturing facilities.

*Selling, General and Administrative Expense*

Selling, general and administrative expense ("SG&A expense") decreased 7.4% to $17.2 million, or 7.5% of net sales in 2009 from $18.6 million, or 5.3% of net sales in 2008 primarily due to reductions in employee incentive plan expense ($2.6 million), supplemental employee retirement plan expense ($246,000), travel expense ($201,000) and bad debt expense ($139,000). The reduction in employee incentive plan expense was related to the decline in our financial performance during the current year. The reduction in travel expense was primarily due to the implementation of various cost reduction measures. These reductions were partially offset by the net gain on a life insurance settlement in the prior year ($661,000), and increases in stock-based compensation expense ($375,000), legal expense ($257,000), employee benefit costs ($231,000) and consulting expense ($138,000). The increase in legal expense was primarily associated with the trade cases that were filed regarding imports of PC strand from China. The increase in employee benefit expense was largely due to higher employee medical costs.

*Interest Expense*

Interest expense for 2009 increased $47,000, or 7.9% to $641,000 from $594,000 in 2008 primarily due to higher average outstanding balances on the revolving credit facility in the current year.

*Interest Income*

Interest income for 2009 decreased $577,000, or 80.0%, to $144,000 from $721,000 in 2008 primarily due to lower rates of return on cash investments in the current year.

*Income Taxes*

Our effective income tax rate for 2009 was relatively flat at 36.0% compared with 35.9% in 2008.

*Earnings (Loss) From Continuing Operations*

The loss from continuing operations for 2009 was $20.9 million ($1.20 per share) compared with earnings from continuing operations of $43.7 million ($2.44 per diluted share) in 2008 due to the decreases in net sales and gross profit.

*Earnings (Loss) From Discontinued Operations*

The loss from discontinued operations for 2009 was $1.1 million ($0.07 per share) compared with earnings of $35,000 in 2008, which had no effect on earnings per share. The current year loss is primarily due to a pre-tax impairment charge of $1.8 million ($1.1 million or $0.06 per share after-tax) to write down the carrying value of the real estate held for sale associated with the industrial wire business, which we exited in 2006. The earnings in 2008 resulted from escrow payments we received that were forfeited by a prospective buyer of the industrial wire facility.

*Net Earnings (Loss)*

The net loss for 2009 was $22.1 million ($1.27 per share) compared to net earnings of $43.8 million ($2.44 per diluted share) in 2008 primarily due to the decreases in net sales and gross profit.

**Liquidity and Capital Resources**

**Selected Financial Data**
**(Dollars in thousands)**

| | Year Ended | | |
|---|---|---|---|
| | **October 2, 2010** | **October 3, 2009** | **September 27, 2008** |
| Net cash provided by operating activities of continuing operations | $ 13,037 | $ 22,092 | $ 36,808 |
| Net cash used for investing activities of continuing operations | (1,938) | (2,166) | (8,249) |
| Net cash used for financing activities of continuing operations | (2,466) | (11,347) | (10,710) |
| Net cash provided by (used for) operating activities of discontinued operations | (158) | 30 | (59) |
| Net cash provided by investing activities of discontinued operations | 2,358 | — | — |
| Cash and cash equivalents | 45,935 | 35,102 | 26,493 |
| Working capital | 91,927 | 82,252 | 97,566 |
| Total long-term debt | — | — | — |
| *Percentage of total capital* | — | — | — |
| Shareholders' equity | $ 147,876 | $ 147,070 | $ 169,847 |
| *Percentage of total capital* | 100% | 100% | 100% |
| Total capital (total long-term debt + shareholders' equity) | $ 147,876 | $ 147,070 | $ 169,847 |

**Cash Flow Analysis**

Operating activities of continuing operations provided $13.0 million of cash during 2010 compared to $22.1 million in 2009 and $36.8 million in 2008. The year-over-year change in 2010 was primarily due to the improvement in our financial results and the receipt of a $13.3 million income tax refund in the current year associated with the prior year loss. These sources of cash were offset by an increase in the cash used by the net working capital components of accounts receivable, inventories, and accounts payable and accrued expenses in the current year. Net earnings for 2010 include a pre-tax charge of $2.3 million for inventory write-downs compared with a pre-tax charge of $25.9 million in 2009. Other changes in assets and liabilities reflects the receipt of the $13.3 million income tax refund in the current year that was recorded within prepaid expenses and other, and a $13.0 million increase in income taxes receivable that was recorded in the prior year. Net working capital used $13.9 million of cash in the current year while providing $20.3 million in 2009. The cash used by net working capital in 2010 was due to the $7.7 million increase in inventories (excluding the impact of the inventory write-downs) as a result of higher raw material costs, a $3.7 million increase in accounts receivable resulting from higher current year shipments together with a $2.5 million decrease in accounts payable and accrued expenses due to changes in the mix of vendor payments. Net working capital provided $20.3 million in 2009 and used $20.2 million in 2008. The cash provided by working capital in 2009 was due to the $28.3 million decrease in accounts receivable resulting from reductions in shipments and selling prices, and the $6.7 million decrease in inventories (excluding the impact of the inventory write-downs) resulting from our inventory reduction initiatives. These decreases were partially offset by the $14.8 million decrease in accounts payable and accrued expenses that was primarily due to the payment of $10.9 million of accrued income taxes payable and lower raw material purchases. The cash used by working capital in 2008 was due to the $23.8 million increase in inventories and the $15.1 million increase in accounts receivable resulting from an escalation in raw material costs and selling prices, which were partially offset by an $18.7 million increase in accounts payable and accrued expenses largely related to higher raw material purchases. As the impact and duration of the current economic slowdown become clearer, we may make additional adjustments in our operating activities, which could materially impact our cash requirements. While an economic slowdown adversely affects sales to our customers, it generally reduces our working capital requirements.

Investing activities of continuing operations used $1.9 million of cash during 2010 compared to $2.2 million during 2009 and $8.2 million during 2008. Capital expenditures amounted to $1.5 million, $2.4 million and $9.5 million in 2010, 2009 and 2008, respectively. Capital expenditures are expected to total $61.1 million for fiscal 2011, primarily due to our $51.1 million acquisition of assets from Ivy on November 19, 2010. Current year investing activities also includes a $456,000 increase in the cash surrender value of insurance policies related to premium payments and changes in the value of the underlying investments compared to $215,000 in 2009 and $190,000 in 2008. Prior year investing activities also includes $413,000 of proceeds from the surrender of life insurance policies compared to $170,000 in 2008. Investing activities in 2008 also includes $1.1 million of proceeds from claims on life insurance policies. Investing activities of discontinued operations provided $2.4 million of cash during 2010 due to the proceeds received from the sale of the real estate associated with our discontinued industrial wire business. Investing activities are largely discretionary and future outlays could be reduced significantly or eliminated should economic conditions warrant.

Financing activities used $2.5 million of cash during 2010 compared to $11.3 million and $10.7 million during 2009 and 2008, respectively. During the current year, $2.1 million of cash dividends were paid compared to $11.4 million and $2.1 million during 2009 and 2008, respectively. Financing activities in 2010 also include $409,000 of financing costs that were incurred in connection with the amendment of our credit facility. Additionally, $8.7 million of shares were repurchased during 2008.

**Cash Management**

Our cash is concentrated primarily at one financial institution, which at times exceeds federally insured limits. We invest excess cash primarily in money market funds, which are highly liquid securities that bear minimal risk.

**Credit Facility**

We have a $75.0 million revolving credit facility in place, which matures in June 2015 and supplements our operating cash flow in funding our working capital, capital expenditure and general corporate requirements. No borrowings were outstanding on the credit facility as of October 2, 2010 and October 3, 2009 and outstanding letters of credit totaled $919,000 and $1.1 million, respectively. As of October 2, 2010, $49.6 million of borrowing capacity was available under the credit facility (see Note 5 to the consolidated financial statements).

We believe that, in the absence of significant unanticipated cash demands, cash and cash equivalents, and net cash generated by operating activities will be sufficient to satisfy our expected requirements for working capital, capital expenditures, dividends and share repurchases, if any. We can also access the amounts available under our revolving credit facility. However, further deterioration in general economic conditions could result in additional reductions in demand from our customers, which would likely reduce our operating cash flows. Our operating cash flows could also be unfavorably impacted by unanticipated cash requirements arising in connection with the Ivy Transaction. Under such circumstances, we may need to curtail capital and operating expenditures, delay or restrict share repurchases, cease dividend payments and/or realign our working capital requirements.

Should we determine, at any time, that we require additional short-term liquidity, we would evaluate the alternative sources of financing that are potentially available to provide such funding. There can be no assurance that any such financing, if pursued, would be obtained, or if obtained, would be adequate or on terms acceptable to us. However, we believe that our strong balance sheet, flexible capital structure and borrowing capacity available to us under our revolving credit facility position us to meet our anticipated liquidity requirements for the foreseeable future.

**Impact of Inflation**

We are subject to inflationary risks arising from fluctuations in the market prices for our primary raw material, hot-rolled steel wire rod, and, to a much lesser extent, freight, energy and other consumables that are used in our manufacturing processes. We have generally been able to adjust our selling prices to pass through increases in these costs or offset them through various cost reduction and productivity improvement initiatives. However, our ability to raise our selling prices depends on market conditions and competitive dynamics, and there may be periods during which we are unable to fully recover increases in our costs. During 2008, we implemented price increases in response to the unprecedented escalation in wire rod costs, which materially increased our net sales and earnings as we consumed lower cost inventory. In contrast, during 2009, selling prices for our products declined dramatically in response to softening demand and the inventory destocking measures pursued by our customers, which negatively impacted our financial results as we consumed higher cost inventory that was purchased prior to the collapse in steel prices. During 2010, our ability to fully recover higher wire rod prices has been mitigated by competitive pricing pressures resulting from the ongoing weakness in demand.

### Off-Balance Sheet Arrangements

We do not have any material transactions, arrangements, obligations (including contingent obligations), or other relationships with unconsolidated entities or other persons, as defined by Item 303(a)(4) of Regulation S-K of the SEC, that have or are reasonably likely to have a material current or future impact on our financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses.

### Contractual Obligations

Our contractual obligations and commitments at October 2, 2010 are as follows:

**Payments Due by Period**
**(In thousands)**

| | Total | Less Than 1 Year | 1 - 3 Years | 3 - 5 Years | More Than 5 Years |
|---|---|---|---|---|---|
| Contractual obligations: | | | | | |
| Raw material purchase commitments[1] | $ 27,994 | $ 27,994 | $ — | $ — | $ — |
| Supplemental employee retirement plan obligations | 18,627 | 244 | 487 | 487 | 17,409 |
| Pension benefit obligations | 6,840 | 299 | 462 | 396 | 5,683 |
| Commitment fee on unused portion of credit facility | 1,884 | 397 | 794 | 693 | — |
| Operating leases | 1,718 | 676 | 518 | 145 | 379 |
| Trade letters of credit | 919 | 919 | — | — | — |
| Unrecognized tax benefit obligations | 762 | 728 | 34 | | |
| Other unconditional purchase obligations[2] | 180 | 180 | — | — | — |
| Total | $ 58,924 | $ 31,437 | $ 2,295 | $ 1,721 | $ 23,471 |

(1) Non-cancelable fixed price purchase commitments for raw materials.

(2) Contractual commitments for capital expenditures.

### Outlook

Our visibility for business conditions in 2011 is clouded by the continued uncertainty regarding future economic conditions and the prospects for a pronounced recovery in the employment market, the availability of financing in the credit markets and the timing and magnitude of the next federal transportation funding authorization. We expect nonresidential construction, our primary demand driver, to remain at depressed levels particularly for commercial projects which have been the most severely impacted by the economic downturn. We believe the favorable impact from the infrastructure-related funding provided for under ARRA has largely been mitigated by the project mix, which is skewed towards pavement resurfacing and repairs that do not require the use of our products together with reduced spending at the state and local government level. We expect that residential construction will remain weak, but gradually improve over the course of the year, favorably impacting shipments to customers that have greater exposure to the housing sector.

Following an extended upward trend that began in December 2009, prices for our primary raw material, hot-rolled steel wire rod, have moderated in recent months and competitive pricing pressures have intensified in a weak demand environment. The timing and magnitude of any future changes in the prices for wire rod and the impact on selling prices for our products is uncertain at this time.

In response to the challenges facing us, we will continue to focus on the operational fundamentals of our business: closely managing and controlling our expenses; aligning our production schedules with demand in a proactive manner as there are changes in market conditions to minimize our cash operating costs; and pursuing further improvements in the productivity and effectiveness of all of our manufacturing, selling and administrative activities. We also expect gradually increasing contributions from the substantial investments we have made in our facilities in recent years in the form of reduced operating costs and additional capacity to support future growth when market conditions improve (see "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors"). In addition to these organic growth and cost reduction initiatives, we are continually evaluating potential acquisitions in our existing businesses that further our penetration in current markets served or expand our geographic footprint, as reflected by our decision to consummate the Ivy Transaction in November 2010.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Our cash flows and earnings are subject to fluctuations resulting from changes in commodity prices, interest rates and foreign exchange rates. We manage our exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. We do not use financial instruments for trading purposes and we are not a party to any leveraged derivatives. We monitor our underlying market risk exposures on an ongoing basis and believe that we can modify or adapt our hedging strategies as necessary.

### *Commodity Prices*

We are subject to significant fluctuations in the cost and availability of our primary raw material, hot-rolled carbon steel wire rod, which we purchase from both domestic and foreign suppliers. We negotiate quantities and pricing for both domestic and foreign steel wire rod purchases for varying periods (most recently monthly for domestic suppliers), depending upon market conditions, to manage our exposure to price fluctuations and to ensure adequate availability of material consistent with our requirements. We do not use derivative commodity instruments to hedge our exposure to changes in prices as such instruments are not currently available for steel wire rod. Our ability to acquire steel wire rod from foreign sources on favorable terms is impacted by fluctuations in foreign currency exchange rates, foreign taxes, duties, tariffs and other trade actions. Although changes in wire rod costs and our selling prices may be correlated over extended periods of time, depending upon market conditions and competitive dynamics, there may be periods during which we are unable to fully recover increased rod costs through higher selling prices, which would reduce our gross profit and cash flow from operations. Additionally, should wire rod costs decline, our financial results may be negatively impacted if the selling prices for our products decrease to an even greater degree and to the extent that we are consuming higher cost material from inventory. Based on our 2010 shipments and average rod cost reflected in cost of sales, a 10% increase in the price of steel wire rod would have resulted in a $13.9 million decrease in our annual pre-tax earnings (assuming there was not a corresponding change in our selling prices).

### *Interest Rates*

Although we were debt-free as of October 2, 2010, future borrowings under our revolving credit facility are sensitive to changes in interest rates.

### *Foreign Exchange Exposure*

We have not typically hedged foreign currency exposures related to transactions denominated in currencies other than U.S. dollars and any such transactions historically have not been material. We will occasionally hedge firm commitments for equipment purchases that are denominated in foreign currencies. The decision to hedge any such transactions is made by us on a case-by-case basis. There were no forward contracts outstanding as of October 2, 2010. During fiscal 2010, a 10% increase or decrease in the value of the U.S. dollar relative to foreign currencies to which we are typically exposed would not have had a material impact on our financial position, results of operations or cash flows.

## Item 8. Financial Statements and Supplementary Data.

### (a) Financial Statements

**(b) Supplementary Data**

Selected quarterly financial data for 2010 and 2009 is as follows:

**Financial Information by Quarter (Unaudited)**
**(In thousands, except for per share and price data)**

| | Quarter Ended | | | |
|---|---|---|---|---|
| | **January 2** | **April 3** | **July 3** | **October 2** |
| **2010** | | | | |
| **Operating Results** | | | | |
| Net sales | $ 41,201 | $ 52,268 | $ 61,956 | $ 56,161 |
| Gross profit | 1,742 | 6,219 | 7,690 | 2,340 |
| Earnings (loss) from continuing operations | (1,123) | 1,644 | 1,624 | (1,687) |
| Earnings (loss) from discontinued operations | (13) | (10) | (19) | 57 |
| Net earnings (loss) | (1,136) | 1,634 | 1,605 | (1,630) |
| **Per share data:** | | | | |
| Basic: | | | | |
| Earnings (loss) from continuing operations | (0.07) | 0.09 | 0.09 | (0.09) |
| Earnings (loss) from discontinued operations | — | — | — | — |
| Net earnings (loss) | (0.07) | 0.09 | 0.09 | (0.09) |
| Diluted: | | | | |
| Earnings (loss) from continuing operations | (0.07) | 0.09 | 0.09 | (0.09) |
| Earnings (loss) from discontinued operations | — | — | — | — |
| Net earnings (loss) | (0.07) | 0.09 | 0.09 | (0.09) |

| | Quarter Ended | | | |
|---|---|---|---|---|
| | **December 27** | **March 28** | **June 27** | **October 3** |
| **2009** | | | | |
| **Operating Results** | | | | |
| Net sales | $ 61,799 | $ 50,404 | $ 56,963 | $ 61,070 |
| Gross profit (loss) | (4,276) | (21,040) | 1,176 | 9,047 |
| Earnings (loss) from continuing operations | (5,599) | (16,382) | (1,737) | 2,778 |
| Loss from discontinued operations | (36) | (13) | (12) | (1,085) |
| Net earnings (loss) | (5,635) | (16,395) | (1,749) | 1,693 |
| **Per share data:** | | | | |
| Basic: | | | | |
| Earnings (loss) from continuing operations | (0.33) | (0.94) | (0.10) | 0.16 |
| Loss from discontinued operations | — | — | — | (0.06) |
| Net earnings (loss) | (0.33) | (0.94) | (0.10) | 0.10 |
| Diluted: | | | | |
| Earnings (loss) from continuing operations | (0.33) | (0.94) | (0.10) | 0.16 |
| Loss from discontinued operations | — | — | — | (0.06) |
| Net earnings (loss) | (0.33) | (0.94) | (0.10) | 0.10 |

**INSTEEL INDUSTRIES, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**(In thousands, except for per share amounts)**

| | Year Ended | | |
|---|---|---|---|
| | October 2, 2010 | October 3, 2009 | September 27, 2008 |
| Net sales | $ 211,586 | $ 230,236 | $ 353,862 |
| Cost of sales | 191,262 | 219,388 | 267,107 |
| Inventory write-downs | 2,333 | 25,941 | — |
| Gross profit (loss) | 17,991 | (15,093) | 86,755 |
| Selling, general and administrative expense | 16,024 | 17,243 | 18,623 |
| Other expense (income), net | (291) | (135) | 85 |
| Legal settlement | 1,487 | — | — |
| Interest expense | 453 | 641 | 594 |
| Interest income | (102) | (144) | (721) |
| Earnings (loss) from continuing operations before income taxes | 420 | (32,698) | 68,174 |
| Income taxes | (38) | (11,758) | 24,457 |
| Earnings (loss) from continuing operations | 458 | (20,940) | 43,717 |
| Earnings (loss) from discontinued operations net of of income taxes of $217, ($729) and $23 | 15 | (1,146) | 35 |
| Net earnings (loss) | $ 473 | $ (22,086) | $ 43,752 |
| Per share amounts: | | | |
| Basic: | | | |
| Earnings (loss) from continuing operations | $ 0.03 | $ (1.20) | $ 2.47 |
| Earnings (loss) from discontinued operations | — | (0.07) | — |
| Net earnings (loss) | $ 0.03 | $ (1.27) | $ 2.47 |
| Diluted: | | | |
| Earnings (loss) from continuing operations | $ 0.03 | $ (1.20) | $ 2.44 |
| Earnings (loss) from discontinued operations | — | (0.07) | — |
| Net earnings (loss) | $ 0.03 | $ (1.27) | $ 2.44 |
| Cash dividends declared | $ 0.12 | $ 0.12 | $ 0.62 |
| Weighted shares outstanding: | | | |
| Basic | 17,466 | 17,380 | 17,547 |
| Diluted | 17,564 | 17,380 | 17,712 |

*See accompanying notes to consolidated financial statements.*

## INSTEEL INDUSTRIES, INC. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
### (In thousands, except for per share amounts)

| | October 2, 2010 | October 3, 2009 |
|---|---|---|
| **Assets:** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 45,935 | $ 35,102 |
| Accounts receivable, net | 24,970 | 21,283 |
| Inventories, net | 43,919 | 38,542 |
| Prepaid expenses and other | 3,931 | 16,724 |
| Total current assets | 118,755 | 111,651 |
| Property, plant and equipment, net | 58,653 | 64,204 |
| Other assets | 5,097 | 4,382 |
| Non-current assets of discontinued operations | — | 1,880 |
| Total assets | $ 182,505 | $ 182,117 |
| **Liabilities and shareholders' equity:** | | |
| Current liabilities: | | |
| Accounts payable | $ 20,689 | $ 23,965 |
| Accrued expenses | 5,929 | 5,215 |
| Current liabilities of discontinued operations | 210 | 219 |
| Total current liabilities | 26,828 | 29,399 |
| Other liabilities | 7,521 | 5,465 |
| Long-term liabilities of discontinued operations | 280 | 183 |
| Commitments and contingencies | | |
| Shareholders' equity: | | |
| Preferred stock, no par value | | |
| Authorized shares: 1,000 | | |
| None issued | — | — |
| Common stock, $1 stated value | | |
| Authorized shares: 50,000 | | |
| Issued and outstanding shares: 2010, 17,579; 2009, 17,525 | 17,579 | 17,525 |
| Additional paid-in capital | 45,950 | 43,774 |
| Retained earnings | 86,656 | 88,291 |
| Accumulated other comprehensive loss | (2,309) | (2,520) |
| Total shareholders' equity | 147,876 | 147,070 |
| Total liabilities and shareholders' equity | $ 182,505 | $ 182,117 |

*See accompanying notes to consolidated financial statements.*

**INSTEEL INDUSTRIES, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)**
(In thousands)

| | Common Stock | | Additional Paid-In | Retained | Accumulated Other Comprehensive | Total Shareholders' |
|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Income (Loss)[1] | Equity |
| Balance at September 29, 2007 | 18,303 | $ 18,303 | $ 47,807 | $ 79,859 | $ (2,119) | $ 143,850 |
| Comprehensive income: | | | | | | |
| Net earnings | | | | 43,752 | | 43,752 |
| Adjustment to defined benefit plan liability[1] | | | | | 234 | 234 |
| Comprehensive income[1] | | | | | | 43,986 |
| Stock options exercised | 24 | 24 | 96 | | | 120 |
| Restricted stock granted | 93 | 93 | (93) | | | — |
| Compensation expense associated with stock-based plans | | | 1,759 | | | 1,759 |
| Adjustment to adopt certain provisions of ASC Topic 740 | | | | (256) | | (256) |
| Excess tax benefits from stock-based compensation | | | 31 | | | 31 |
| Repurchases of common stock | (906) | (906) | (7,785) | | | (8,691) |
| Restricted stock surrendered for withholding taxes payable | (7) | (7) | (69) | | | (76) |
| Cash dividends declared | | | | (10,876) | | (10,876) |
| Balance at September 27, 2008 | 17,507 | $ 17,507 | $ 41,746 | $ 112,479 | $ (1,885) | $ 169,847 |
| Comprehensive loss: | | | | | | |
| Net loss | | | | (22,086) | | (22,086) |
| Adjustment to defined benefit plan liability[1] | | | | | (635) | (635) |
| Comprehensive loss[1] | | | | | | (22,721) |
| Stock options exercised | 20 | 20 | 46 | | | 66 |
| Compensation expense associated with stock-based plans | | | 2,036 | | | 2,036 |
| Excess tax deficiencies from stock-based compensation | | | (32) | | | (32) |
| Restricted stock surrendered for withholding taxes payable | (2) | (2) | (22) | | | (24) |
| Cash dividends declared | | | | (2,102) | | (2,102) |
| Balance at October 3, 2009 | 17,525 | $ 17,525 | $ 43,774 | $ 88,291 | $ (2,520) | $ 147,070 |
| Comprehensive loss: | | | | | | |
| Net earnings | | | | 473 | | 473 |
| Adjustment to defined benefit plan liability[1] | | | | | 211 | 211 |
| Comprehensive loss[1] | | | | | | 684 |
| Stock options exercised | 26 | 26 | 114 | | | 140 |
| Vesting of restricted stock units | 37 | 37 | (37) | | | — |
| Compensation expense associated with stock-based plans | | | 2,258 | | | 2,258 |
| Excess tax deficiencies from stock-based compensation | | | (89) | | | (89) |
| Restricted stock surrendered for withholding taxes payable | (9) | (9) | (70) | | | (79) |
| Cash dividends declared | | | | (2,108) | | (2,108) |
| Balance at October 2, 2010 | 17,579 | $ 17,579 | $ 45,950 | $ 86,656 | $ (2,309) | $ 147,876 |

(1) Activity within accumulated other comprehensive income (loss) is reported net of related income taxes: 2008 ($143), 2009 $389, 2010 ($130).

*See accompanying notes to consolidated financial statements.*

## INSTEEL INDUSTRIES, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

| | Year Ended | | |
|---|---|---|---|
| | October 2, 2010 | October 3, 2009 | September 27, 2008 |
| **Cash Flows From Operating Activities:** | | | |
| Net earnings (loss) | $ 473 | $ (22,086) | $ 43,752 |
| Loss (earnings) from discontinued operations | (15) | 1,146 | (35) |
| Earnings (loss) from continuing operations | 458 | (20,940) | 43,717 |
| Adjustments to reconcile earnings (loss) from continuing operations to net cash provided by operating activities of continuing operations: | | | |
| Depreciation and amortization | 7,009 | 7,377 | 7,271 |
| Amortization of capitalized financing costs | 363 | 508 | 498 |
| Stock-based compensation expense | 2,258 | 2,036 | 1,759 |
| Excess tax deficiencies (benefits) from stock-based compensation | 89 | 32 | (31) |
| Inventory write-downs | 2,333 | 25,941 | — |
| Loss on sale of property, plant and equipment | 39 | 24 | 289 |
| Deferred income taxes | (1,121) | 997 | 484 |
| Gain from life insurance proceeds | — | — | (661) |
| Increase in cash surrender value of life insurance over premiums paid | (330) | — | — |
| Net changes in assets and liabilities: | | | |
| Accounts receivable, net | (3,687) | 28,298 | (15,063) |
| Inventories | (7,710) | 6,737 | (23,819) |
| Accounts payable and accrued expenses | (2,489) | (14,761) | 18,699 |
| Other changes | 15,825 | (14,157) | 3,665 |
| Total adjustments | 12,579 | 43,032 | (6,909) |
| Net cash provided by operating activities — continuing operations | 13,037 | 22,092 | 36,808 |
| Net cash provided by (used for) operating activities — discontinued operations | (158) | 30 | (59) |
| Net cash provided by operating activities | 12,879 | 22,122 | 36,749 |
| **Cash Flows From Investing Activities:** | | | |
| Capital expenditures | (1,493) | (2,377) | (9,456) |
| Proceeds from sale of property, plant and equipment | 11 | 13 | 116 |
| Proceeds from surrender of life insurance policies | — | 413 | 170 |
| Increase in cash surrender value of life insurance policies | (456) | (215) | (190) |
| Proceeds from life insurance claims | — | — | 1,111 |
| Net cash used for investing activities — continuing operations | (1,938) | (2,166) | (8,249) |
| Net cash provided by investing activities — discontinued operations | 2,358 | — | — |
| Net cash provided by (used for) investing activities | 420 | (2,166) | (8,249) |
| **Cash Flows From Financing Activities:** | | | |
| Proceeds from long-term debt | 338 | 22,920 | 951 |
| Principal payments on long-term debt | (338) | (22,920) | (951) |
| Financing costs | (409) | — | — |
| Cash received from exercise of stock options | 140 | 66 | 120 |
| Excess tax benefits (deficiencies) from stock-based compensation | (89) | (32) | 31 |
| Repurchases of common stock | — | — | (8,691) |
| Cash dividends paid | (2,108) | (11,381) | (2,141) |
| Other | — | — | (29) |
| Net cash used for financing activities — continuing operations | (2,466) | (11,347) | (10,710) |
| Net cash used for financing activities | (2,466) | (11,347) | (10,710) |
| Net increase in cash and cash equivalents | 10,833 | 8,609 | 17,790 |
| Cash and cash equivalents at beginning of period | 35,102 | 26,493 | 8,703 |
| Cash and cash equivalents at end of period | $ 45,935 | $ 35,102 | $ 26,493 |
| **Supplemental Disclosures of Cash Flow Information:** | | | |
| Cash paid during the period for: | | | |
| Interest | $ 90 | $ 133 | $ 95 |
| Income taxes | 189 | 11,454 | 11,563 |
| Non-cash financing activity: | | | |
| Purchases of property, plant and equipment in accounts payable | 15 | 136 | 178 |
| Issuance of restricted stock | — | — | 1,185 |
| Declaration of cash dividends to be paid | — | — | 9,279 |
| Restricted stock surrendered for withholding taxes payable | 79 | 24 | 76 |

*See accompanying notes to consolidated financial statements.*

**(1) Description of Business**

Insteel Industries, Inc. ("Insteel" or "the Company") is one of the nation's largest manufacturers of steel wire reinforcing products for concrete construction applications. Insteel is the parent holding company for two wholly-owned subsidiaries, Insteel Wire Products Company ("IWP"), an operating subsidiary, and Intercontinental Metals Corporation, an inactive subsidiary. The Company manufactures and markets PC strand and welded wire reinforcement products, including concrete pipe reinforcement, engineered structural mesh and standard welded wire reinforcement. The Company's products are primarily sold to manufacturers of concrete products and, to a lesser extent, distributors and rebar fabricators that are located nationwide as well as in Canada, Mexico, and Central and South America.

In 2006, the Company exited the industrial wire business in order to narrow its strategic and operational focus to concrete reinforcing products (see Note 8 to the consolidated financial statements). The results of operations for the industrial wire business have been reported as discontinued operations for all periods presented.

The Company has evaluated all subsequent events that occurred after the balance sheet date through the time of filing this Annual Report on Form 10-K and concluded there were no events or transactions occurring during this period that required recognition or disclosure in its financial statements other than the settlement of litigation described in Note 10 and the acquisition of assets from Ivy Steel & Wire, Inc. described in Note 19 to the consolidated financial statements.

**(2) Summary of Significant Accounting Policies**

***Fiscal year.*** The Company's fiscal year is the 52 or 53 weeks ending on the Saturday closest to September 30. Fiscal years 2010 and 2008 were 52-week fiscal years, and fiscal year 2009 was a 53-week fiscal year. All references to years relate to fiscal years rather than calendar years.

***Principles of consolidation.*** The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

***Use of estimates.*** The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. There is no assurance that actual results will not differ from these estimates.

***Cash equivalents.*** The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

***Concentration of credit risk.*** Financial instruments that subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company's cash is concentrated primarily at one financial institution, which at times exceeds federally insured limits. The Company is exposed to credit risk in the event of default by institutions in which our cash and cash equivalents are held and by customers to the extent of the amounts recorded on the balance sheet. The Company invests excess cash primarily in money market funds, which are highly liquid securities.

The majority of the Company's accounts receivable are due from customers that are located in the United States and the Company generally requires no collateral depending upon the creditworthiness of the account. The Company provides an allowance for doubtful accounts based upon its assessment of the credit risk of specific customers, historical trends and other information. The Company writes off accounts receivable when they become uncollectible. There is no disproportionate concentration of credit risk.

***Stock-based compensation.*** The Company accounts for stock-based compensation in accordance with the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, Compensation — Stock Compensation, which requires stock-based compensation expense to be recognized in net earnings based on the fair value of the award on the date of the grant. The Company determines the fair value of stock options issued by using a Monte Carlo valuation model at the grant date. The Monte Carlo valuation model considers a range of assumptions including the expected term, volatility, dividend yield and risk-free interest rate. Excess tax deficiencies (benefits) generated from option exercises during 2010, 2009 and 2008 were $89,000, $32,000 and ($31,000), respectively.

***Revenue recognition.*** The Company recognizes revenue from product sales in accordance with ASC Topic 605, Revenue Recognition, when the products are shipped and risk of loss and title has passed to the customer. Sales taxes collected from customers are recorded on a net basis and as such, are excluded from revenue.

***Shipping and handling costs.*** The Company includes all of the outbound freight, shipping and handling costs associated with the shipment of products to customers in cost of sales. Any amounts paid by customers to the Company for shipping and handling are recorded in net sales on the consolidated statement of operations.

***Inventories.*** Inventories are valued at the lower of weighted average cost (which approximates computation on a first-in, first-out basis) or market (net realizable value or replacement cost).

***Property, plant and equipment.*** Property, plant and equipment are recorded at cost or otherwise at reduced values to the extent there have been asset impairment write-downs. Expenditures for maintenance and repairs are charged directly to expense when incurred, while major improvements are capitalized. Depreciation is computed for financial reporting purposes principally by use of the straight-line method over the following estimated useful lives: machinery and equipment, 3 — 15 years; buildings, 10 — 30 years; land improvements, 5 — 15 years. Depreciation expense was approximately $7.0 million in 2010, $7.4 million in 2009 and $7.3 million in 2008 and reflected in cost of sales and selling, general and administrative expense ("SG&A expense") in the consolidated statement of operations. Capitalized software is amortized over the shorter of the estimated useful life or 5 years and reflected in SG&A expense in the consolidated statement of operations. No interest costs were capitalized in 2010, 2009 or 2008.

***Other assets.*** Other assets consist principally of non-current deferred tax assets, capitalized financing costs, the cash surrender value of life insurance policies and assets held for sale. Capitalized financing costs are amortized using the straight-line method, which approximates the effective interest method over the term of the related credit agreement, and reflected in interest expense in the consolidated statement of operations.

***Long-lived assets.*** Long-lived assets include property, plant and equipment and identifiable intangible assets with definite useful lives. The Company assesses the impairment of long-lived assets whenever events or changes in circumstance indicate that the carrying value may not be fully recoverable. When the Company determines that the carrying value of such assets may not be recoverable, it measures recoverability based on the undiscounted cash flows expected to be generated by the related asset or asset group. If it is determined that an impairment loss has occurred, the loss is recognized during the period incurred and is calculated as the difference between the carrying value and the present value of estimated future net cash flows or comparable market values. The Company recorded a pre-tax impairment loss of $1.8 million during 2009 for the write-down to fair value of the real estate held for sale associated with its industrial wire business, which was subsequently sold in 2010. The impairment loss is included within the results of discontinued operations for fiscal 2009 (see Note 8 to the consolidated financial statements). There were no impairment losses in 2010 or 2008.

***Fair value of financial instruments.*** The carrying amounts for cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses approximate fair value because of their short maturities.

***Income taxes.*** Income taxes are based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The Company assesses the need to establish a valuation allowance against its deferred tax assets to the extent the Company no longer believes it is more likely than not that the tax assets will be fully realized.

***Earnings per share.*** Basic earnings per share ("EPS") are computed by dividing earnings available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS are computed by dividing earnings available to common shareholders by the weighted average number of shares of common stock and other dilutive equity securities outstanding during the period. Securities that have the effect of increasing EPS are considered to be antidilutive and are not included in the computation of diluted EPS.

## (3) Recent Accounting Pronouncements

*Current Adoptions*

In December 2008, the FASB amended certain provisions of ASC Topic 715, Compensation — Retirement Benefits. This amendment requires objective disclosures about postretirement benefit plan assets including investment policies and strategies, categories of plan assets, fair value measurements of plan assets and significant concentrations of risk. This amendment is effective, on a prospective basis, for fiscal years ending after December 15, 2009. The Company adopted this amendment as of the fiscal year ended October 2, 2010. While the adoption expanded the Company's disclosure requirements, it did not impact any amounts reflected within the consolidated financial statements.

In June 2008, the FASB amended certain provisions of ASC Topic 260, Earnings Per Share. This amendment requires that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The adoption of these provisions did not have a material impact on the Company's consolidated financial statements.

**(4) Fair Value Measurements**

Effective September 28, 2008, the Company adopted ASC Topic 820, Fair Value Measurements and Disclosures, for financial assets and liabilities. In the first quarter of fiscal 2010, the Company adopted the remaining provisions pertaining to all nonfinancial assets and liabilities that are not remeasured at fair value on a recurring basis.

Fair value standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, the standards establish a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires that the Company maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, including certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of October 2, 2010, the Company held financial assets that are required to be measured at fair value on a recurring basis. The financial assets held by the Company and the fair value hierarchy used to determine their fair values are as follows:

| *(In thousands)* | Total | Quoted Prices in Active Markets (Level 1) | Observable Inputs (Level 2) |
|---|---|---|---|
| Current assets: | | | |
| Cash equivalents | $ 46,157 | $ 46,157 | $ — |
| Other assets: | | | |
| Cash surrender value of life insurance policies | 4,525 | — | 4,525 |
| Total | $ 50,682 | $ 46,157 | $ 4,525 |

Cash equivalents, which include all highly liquid investments with original maturities of three months or less, are classified as Level 1 of the fair value hierarchy. The carrying amount of the Company's cash equivalents, which consist of money market funds, approximates fair value due to the short maturities of these investments. Cash surrender value of life insurance policies are classified as Level 2. The value was determined by the underwriting insurance company's valuation models and represents the guaranteed value the Company would receive upon surrender of these policies as of October 2, 2010.

As of October 2, 2010, the Company had no nonfinancial assets that are required to be measured at fair value on a nonrecurring basis. The carrying amounts of accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term maturities of these financial instruments.

**(5) Credit Facility**

On June 2, 2010, the Company and each of its wholly-owned subsidiaries entered into the Second Amended and Restated Credit Agreement (the "Credit Agreement") which amends and restates in its entirety the previous agreement pertaining to its revolving credit facility that had been in effect since January 2006. The Credit Agreement, which matures on June 2, 2015, provides the Company with up to $75.0 million of financing on the credit facility to supplement its operating cash flow and fund its working capital, capital expenditure, general corporate and growth requirements. No borrowings were outstanding on the credit facility as of October 2, 2010 and October 3, 2009 and outstanding letters of credit totaled $919,000 and $1.1 million, respectively. As of October 2, 2010, $49.6 million of borrowing capacity was available under the credit facility.

Advances under the credit facility are limited to the lesser of the revolving credit commitment or a borrowing base amount that is calculated based upon a percentage of eligible receivables and inventories. Interest rates on the revolver are based upon (1) an index rate that is established at the highest of the prime rate, 0.50% plus the federal funds rate or the LIBOR rate plus the excess of the then-applicable margin for LIBOR loans over the then-applicable margin for index rate loans, or (2) at the election of the Company, a LIBOR rate, plus in either case, an applicable interest rate margin. The applicable interest rate margins are adjusted on a quarterly basis based upon the amount of excess availability on the revolver within the range of 0.75% - 1.50% for index rate loans and 2.25% — 3.00% for LIBOR loans. In addition, the applicable interest rate margins would be increased by 2.00% upon the occurrence of certain events of default provided for in the Credit Agreement. Based on the Company's excess availability as of October 2, 2010, the applicable interest rate margins on the revolver were 0.75% for index rate loans and 2.25% for LIBOR loans.

The Company's ability to borrow available amounts under the revolving credit facility will be restricted or eliminated in the event of certain covenant breaches, events of default or if the Company is unable to make certain representations and warranties provided for in the Credit Agreement.

*Financial Covenants*

The terms of the Credit Agreement require the Company to maintain a Fixed Charge Coverage Ratio (as defined in the Credit Agreement) of not less than 1.10 at the end of each fiscal quarter for the twelve-month period then ended when the amount of excess availability on the revolving credit facility is less than $10.0 million. As of October 2, 2010, the Company was in compliance with all of the financial covenants under the credit facility.

*Negative Covenants*

In addition, the terms of the Credit Agreement restrict the Company's ability to, among other things: engage in certain business combinations or divestitures; make investments in or loans to third parties, unless certain conditions are met with respect to such investments or loans; pay cash dividends or repurchase shares of the Company's stock subject to certain minimum borrowing availability requirements; incur or assume indebtedness; issue securities; enter into certain transactions with affiliates of the Company; or permit liens to encumber the Company's property and assets. As of October 2, 2010, the Company was in compliance with all of the negative covenants under the credit facility.

*Events of Default*

Under the terms of the Credit Agreement, an event of default will occur with respect to the Company upon the occurrence of, among other things: defaults or breaches under the loan documents, subject in certain cases to cure periods; defaults or breaches by the Company or any of its subsidiaries under any agreement resulting in the acceleration of amounts above certain thresholds or payment defaults above certain thresholds; certain events of bankruptcy or insolvency with respect to the Company; certain entries of judgment against the Company or any of its subsidiaries, which are not covered by insurance; or a change of control of the Company.

Amortization of capitalized financing costs associated with the senior secured facility was $363,000 in 2010, $508,000 in 2009 and $498,000 in 2008, respectively. Accumulated amortization of capitalized financing costs was $4.0 million and $3.6 million as of October 2, 2010 and October 3, 2009, respectively. The Company expects the amortization of capitalized financing costs to approximate the following amounts for the next five fiscal years:

| Fiscal year | In thousands |
|---|---|
| 2011 | $ 82 |
| 2012 | 82 |
| 2013 | 82 |
| 2014 | 82 |
| 2015 | 55 |

**(6) Stock-Based Compensation**

Under the Company's equity incentive plans, employees and directors may be granted stock options, restricted stock, restricted stock units and performance awards. As of October 2, 2010 there were 409,000 shares available for future grants under the plans.

***Stock option awards.*** Under the Company's equity incentive plans, employees and directors may be granted options to purchase shares of common stock at the fair market value on the date of the grant. Options granted under these plans generally vest over three years and expire ten years from the date of the grant. Compensation expense and excess tax benefits associated with stock options are as follows:

| | Year Ended | | |
|---|---|---|---|
| *(In thousands)* | October 2, 2010 | October 3, 2009 | September 27, 2008 |
| Stock options: | | | |
| Compensation expense | $ 958 | $ 937 | $ 898 |
| Excess tax deficiencies (benefits) | 89 | 32 | (31) |

The remaining unrecognized compensation cost related to unvested options at October 2, 2010 was $881,000, which is expected to be recognized over a weighted average period of 1.35 years.

The fair value of each option award granted is estimated on the date of grant using a Monte Carlo valuation model. The weighted-average estimated fair values of stock options granted during 2010, 2009 and 2008 were $4.54, $5.43 and $6.00 per share, respectively, based on the following weighted-average assumptions:

| | Year Ended | | |
|---|---|---|---|
| | October 2, 2010 | October 3, 2009 | September 27, 2008 |
| Expected term (in years) | 5.74 | 4.92 | 4.03 |
| Risk-free interest rate | 2.28% | 2.64% | 2.65% |
| Expected volatility | 61.12% | 74.53% | 66.62% |
| Expected dividend yield | 1.31% | 1.31% | 1.01% |

The assumptions utilized in the Monte Carlo valuation model are evaluated and revised, as necessary, to reflect market conditions and actual historical experience. The risk-free interest rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of the grant. The dividend yield was calculated based on the Company's annual dividend as of the option grant date. The expected volatility was derived using a term structure based on historical volatility and the volatility implied by exchange-traded options on the Company's stock. The expected term for options was based on the results of a Monte Carlo simulation model, using the model's estimated fair value as an input to the Black-Scholes-Merton model, and then solving for the expected term.

The following table summarizes stock option activity:

| *(Share amounts in thousands)* | Options Outstanding | Exercise Price Per Share: Range | Exercise Price Per Share: Weighted Average | Contractual Term - Weighted Average | Aggregate Intrinsic Value *(in thousands)* |
|---|---|---|---|---|---|
| Outstanding at September 29, 2007 | 336 | $0.18 – $20.27 | $ 9.95 | | |
| Granted | 219 | 11.15 – 16.69 | 12.37 | | |
| Exercised | (24) | 3.19 – 9.12 | 4.96 | | $ 148 |
| Outstanding at September 27, 2008 | 531 | 0.18 – 20.27 | 11.17 | | |
| Granted | 171 | 7.55 – 11.60 | 9.27 | | |
| Exercised | (20) | 3.28 – 3.28 | 3.28 | | 120 |
| Forfeited | (9) | 15.64 – 20.27 | 18.07 | | |
| Outstanding at October 3, 2009 | 673 | 0.18 – 20.27 | 10.83 | | |
| Granted | 200 | 9.16 – 9.39 | 9.27 | | |
| Exercised | (26) | 4.19 – 11.15 | 5.41 | | 146 |
| Outstanding at October 2, 2010 | 847 | 0.18 – 20.27 | 10.63 | 7.34 years | 692 |
| Vested and anticipated to vest in future at October 2, 2010 | 828 | | 10.64 | 7.31 years | 687 |
| Exercisable at October 2, 2010 | 461 | | 11.28 | 6.03 years | 601 |

***Restricted Stock Awards.*** Under the Company's equity incentive plans, employees and directors may be granted restricted stock awards which are valued based upon the fair market value on the date of the grant. Restricted stock granted under these plans generally vests one to three years from the date of the grant. Restricted stock grants and amortization expense for restricted stock are as follows:

| *(In thousands)* | Year Ended October 2, 2010 | Year Ended October 3, 2009 | Year Ended September 27, 2008 |
|---|---|---|---|
| Restricted stock grants: | | | |
| Shares | — | — | 93 |
| Market value | $ — | $ — | $ 1,185 |
| Amortization expense | 470 | 756 | 861 |

The remaining unrecognized compensation cost related to unvested restricted stock awards at October 2, 2010 was $166,000, which is expected to be recognized over a weighted average period of 0.73 years.

For the years ended October 2, 2010, October 3, 2009 and September 27, 2008, 48,141, 25,254 and 44,533 shares, respectively, of employee restricted stock awards vested with a fair value of $439,000, $238,000 and $489,000, respectively. Upon vesting, employees have the option of remitting payment for the minimum tax obligation to the Company or net-share settling such that the Company will withhold shares with a value equivalent to the employees' minimum tax obligation. During 2010, 2009 and 2008, a total of 8,486, 2,497 and 6,870 shares, respectively, were withheld to satisfy employees' minimum tax obligations.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes restricted stock activity:

| *(Share amounts in thousands)* | Restricted Stock Awards Outstanding | Weighted Average Grant Date Fair Value |
|---|---|---|
| Balance, September 29, 2007 | 142 | $ 15.00 |
| Granted | 93 | 12.77 |
| Released | (70) | 11.68 |
| Balance, September 27, 2008 | 165 | 15.16 |
| Granted | — | — |
| Released | (50) | 14.40 |
| Balance, October 3, 2009 | 115 | 15.50 |
| Granted | — | — |
| Released | (48) | 18.53 |
| Balance, October 2, 2010 | 67 | 13.37 |

***Restricted stock units.*** On January 21, 2009, the Executive Compensation Committee of the Board of Directors approved a change in the equity compensation program such that awards of restricted stock units ("RSUs") to employees and directors would be made in lieu of awards of restricted stock. RSUs granted under these plans are valued based upon the fair market value on the date of the grant and provide for a dividend equivalent payment which is included in compensation expense. The vesting period for RSUs is generally one to three years from the date of the grant. RSUs do not have voting rights. RSU grants and amortization expense are as follows:

| | Year Ended | | |
|---|---|---|---|
| *(In thousands)* | October 2, 2010 | October 3, 2009 | September 27, 2008 |
| Restricted stock unit grants: | | | |
| Units | 140 | 136 | — |
| Market value | $ 1,298 | $ 1,185 | $ — |
| Amortization expense | 830 | 343 | — |

The remaining unrecognized compensation cost related to unvested RSUs on October 2, 2010 was $1.2 million which is expected to be recognized over a weighted average period of 1.72 years.

The following table summarizes RSU activity:

| *(Unit amounts in thousands)* | Restricted Stock Units Outstanding | Weighted Average Grant Date Fair Value |
|---|---|---|
| Balance, September 29, 2007 | — | — |
| Granted | — | — |
| Released | — | — |
| Balance, September 27, 2008 | — | — |
| Granted | 136 | $ 8.71 |
| Released | — | — |
| Balance, October 3, 2009 | 136 | 8.71 |
| Granted | 140 | 9.29 |
| Released | (37) | 7.55 |
| Balance, October 2, 2010 | 239 | 9.23 |

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)**

**(7) Income Taxes**

The components of the provision for income taxes on continuing operations are as follows:

| *(Dollars in thousands)* | Year Ended October 2, 2010 | Year Ended October 3, 2009 | Year Ended September 27, 2008 |
|---|---|---|---|
| Provision for income taxes: | | | |
| Current: | | | |
| Federal | $ 668 | $ (12,708) | $ 21,720 |
| State | 415 | (47) | 2,253 |
| | 1,083 | (12,755) | 23,973 |
| Deferred: | | | |
| Federal | (880) | 1,686 | 440 |
| State | (241) | (689) | 44 |
| | (1,121) | 997 | 484 |
| Income taxes | $ (38) | $ (11,758) | $ 24,457 |
| Effective income tax rate | (9.0%) | 36.0% | 35.9% |

The reconciliation between income taxes computed at the federal statutory rate and the provision for income taxes on continuing operations is as follows:

| *(Dollars in thousands)* | October 2, 2010 | | October 3, 2009 | | September 27, 2008 | |
|---|---|---|---|---|---|---|
| Provision for income taxes at federal statutory rate | $ 147 | 35.0% | $ (11,444) | 35.0% | $ 23,861 | 35.0% |
| State income taxes, net of federal tax benefit | 38 | 9.0 | (479) | 1.5 | 1,886 | 2.8 |
| Qualified production activities deduction | (30) | (7.1) | — | — | (1,322) | (1.9) |
| Additional refund due to tax law change | (502) | (119.5) | — | — | — | — |
| Stock option expense benefit | 180 | 42.9 | 203 | (0.6) | 240 | 0.3 |
| Revisions to estimates based on filing of final tax return | (24) | (5.7) | 33 | (0.1) | 293 | 0.4 |
| Other, net | 153 | 36.4 | (71) | 0.2 | (501) | (0.7) |
| Provision for income taxes | $ (38) | (9.0%) | $ (11,758) | 36.0% | $ 24,457 | 35.9% |

The components of deferred tax assets and liabilities are as follows:

| *(In thousands)* | October 2, 2010 | October 3, 2009 |
|---|---|---|
| **Deferred tax assets:** | | |
| Accrued expenses, asset reserves and state tax credits | $ 4,005 | $ 3,048 |
| Goodwill, amortizable for tax purposes | 1,963 | 1,690 |
| Defined benefit plans | 1,415 | 1,545 |
| State net operating loss carryforwards | 1,336 | 1,419 |
| Stock-based compensation | 628 | 465 |
| Valuation allowance | (461) | (602) |
| Gross deferred tax assets | 8,886 | 7,565 |
| **Deferred tax liabilities:** | | |
| Plant and equipment | (7,769) | (5,161) |
| Other reserves | (283) | (361) |
| Gross deferred tax liabilities | (8,052) | (5,522) |
| Net deferred tax asset | $ 834 | $ 2,043 |

The Company has recorded the following amounts for deferred taxes on its consolidated balance sheet as of October 2, 2010: a current deferred tax asset (net of valuation allowance) of $2.6 million in prepaid expenses and other, and a non-current deferred tax liability (net of valuation allowance) of $1.8 million in other liabilities. As of October 3, 2009, the Company recorded a current deferred tax asset (net of valuation allowance) of $1.7 million in prepaid expenses and other and a non-current deferred tax asset (net of valuation allowance) of $375,000 in other assets. The Company has $27.5 million of gross state operating loss carryforwards that begin to expire in 2017, but principally expire in 2017 — 2030. The Company has also recorded deferred tax assets for various state tax credits of $300,000, which will begin to expire in 2014 and principally expire between 2014 and 2019.

The realization of the Company's deferred tax assets is entirely dependent upon the Company's ability to generate future taxable income in applicable jurisdictions. Generally Accepted Accounting Principles ("GAAP") requires that the Company periodically assess the need to establish a valuation allowance against its deferred tax assets to the extent the Company no longer believes it is more likely than not that they will be fully utilized. As of October 2, 2010, the Company had recorded a valuation allowance of $461,000 pertaining to various state NOLs that were not anticipated to be utilized. The valuation allowance established by the Company is subject to periodic review and adjustment based on changes in facts and circumstances and would be reduced should the Company utilize the state net operating loss carryforwards against which an allowance had previously been provided or determine that such utilization is more likely than not. The decrease in the valuation allowance during fiscal 2010 was the result of the expiration of state NOLs during the year.

The Company has established contingency reserves for material, known tax exposures, including potential tax audit adjustments. The Company's tax reserves reflect management's judgment as to the estimated liabilities that would be incurred in connection with the resolution of these matters. As of October 2, 2010, the Company had approximately $728,000 of gross unrecognized tax benefits which reduce income taxes receivable and are classified as prepaid expenses and other on its consolidated balance sheet, and $34,000 of gross unrecognized tax benefits classified as other liabilities, of which $61,000, if recognized, would reduce its income tax expense in future periods. As of October 3, 2009, the Company had no unrecognized tax benefits. The Company anticipates the gross unrecognized tax benefit of $728,000 will be resolved during the next twelve months and otherwise does not expect its unrecognized tax benefits to change significantly over that time.

A reconciliation of the beginning and ending balance of total unrecognized tax benefits for 2010 is as follows:

| *(Dollars in thousands)* | 2010 | 2009 |
|---|---|---|
| Balance at beginning of year | $ — | $ 48 |
| Increase in tax positions of prior years | 760 | — |
| Increase in tax position for current year | 2 | — |
| Lapse of statute of limitations | — | (48) |
| Balance at end of year | $ 762 | $ — |

The Company classifies interest and penalties related to unrecognized tax benefits as part of income tax expense. The accrued interest and penalties related to unrecognized tax benefits was $208,000 and $0, respectively, as of October 2, 2010 and October 3, 2009. The increase in accrued interest and penalties during 2010 is due to the anticipated settlement of a U.S. Internal Revenue Service audit and various outstanding federal and state tax issues. The Company recorded expense related to interest and penalties of $213,000 and $36,000, respectively, for the years ended October 2, 2010 and October 3, 2009.

The Company files U.S. federal income tax returns as well as state and local income tax returns in various jurisdictions. Federal and various state tax returns filed by the Company subsequent to fiscal year 2006 remain subject to examination together with certain state tax returns filed by the Company subsequent to fiscal year 2003. The Company's 2007 fiscal year is currently under examination by the IRS. Additionally, the IRS is conducting a Joint Committee Review of the Company's 2009 fiscal year return.

**(8) Discontinued Operations**

In April 2006, the Company decided to exit the industrial wire business with the closure of its Fredericksburg, Virginia facility which manufactured tire bead wire and other industrial wire for commercial and industrial applications. The Company's decision was based on the weakening in the business outlook for the facility and the expected continuation of difficult market conditions and reduced operating levels. Manufacturing activities at the Virginia facility ceased in June 2006 and the Company has liquidated the assets of the business.

The results of operations and related non-recurring closure costs associated with the industrial wire business have been reported as discontinued operations for all periods presented. Additionally, the assets and liabilities of the discontinued operations have been segregated in the accompanying consolidated balance sheets.

The Company reviews its assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recorded a pre-tax impairment charge of $1.8 million during the year ended October 3, 2009 to write down the carrying value of the real estate associated with the industrial wire business. During 2010 the Company sold the real estate for $2.5 million resulting in a pre-tax gain of $478,000.

The results of discontinued operations are as follows:

| | Year Ended | | |
|---|---|---|---|
| *(In thousands)* | **October 2, 2010** | **October 3, 2009** | **September 27, 2008** |
| Earnings (loss) before income taxes | $ 232 | $ (1,875) | $ 58 |
| Income taxes | (217) | 729 | (23) |
| Net earnings (loss) | $ 15 | $ (1,146) | $ 35 |

Assets and liabilities of discontinued operations are as follows:

| *(In thousands)* | **October 2, 2010** | **October 3, 2009** |
|---|---|---|
| **Assets:** | | |
| Other assets | $ — | $ 1,880 |
| Total assets | $ — | $ 1,880 |
| **Liabilities:** | | |
| Current liabilities: | | |
| Accounts payable | $ — | $ 2 |
| Accrued expenses | 210 | 217 |
| Total current liabilities | 210 | 219 |
| Other liabilities | 280 | 183 |
| Total liabilities | $ 490 | $ 402 |

As of October 2, 2010 and October 3, 2009 there was approximately $315,000 and $217,000, respectively, of accrued expenses and other liabilities related to ongoing lease obligations and closure-related liabilities incurred as a result of the Company's exit from the industrial wire business.

**(9) Employee Benefit Plans**

***Retirement plans.*** The Company has one defined benefit pension plan, the Insteel Wire Products Company Retirement Income Plan for Hourly Employees, Wilmington, Delaware ("the Delaware Plan"). The Delaware Plan provides benefits for eligible employees based primarily upon years of service and compensation levels. The Company's funding policy is to contribute amounts at least equal to those required by law. The Company did not make any contributions to the Delaware Plan in 2010 and it does not expect to make any contributions in 2011. The Delaware Plan was frozen effective September 30, 2008 whereby participants will no longer earn additional benefits.

The reconciliation of the projected benefit obligation, plan assets, funded status of the plan and amounts recognized in the Company's consolidated balance sheets for the Delaware Plan is as follows:

| *(In thousands)* | Year Ended October 2, 2010 | Year Ended October 3, 2009 | Year Ended September 27, 2008 |
|---|---|---|---|
| **Change in benefit obligation:** | | | |
| Benefit obligation at beginning of year | $ 4,289 | $ 4,377 | $ 4,435 |
| Service cost | — | — | 65 |
| Interest cost | 211 | 250 | 257 |
| Actuarial loss (gain) | 182 | 150 | (171) |
| Distributions | (402) | (488) | (209) |
| Benefit obligation at end of year | $ 4,280 | $ 4,289 | $ 4,377 |
| **Change in plan assets:** | | | |
| Fair value of plan assets at beginning of year | $ 3,053 | $ 3,764 | $ 4,421 |
| Actual return on plan assets | 366 | (223) | (448) |
| Distributions | (402) | (488) | (209) |
| Fair value of plan assets at end of year | $ 3,017 | $ 3,053 | $ 3,764 |
| **Reconciliation of funded status to net amount recognized:** | | | |
| Funded status | $ (1,263) | $ (1,236) | $ (613) |
| Net amount recognized | $ (1,263) | $ (1,236) | $ (613) |
| **Amounts recognized in the consolidated balance sheet:** | | | |
| Accrued benefit liability | $ (1,263) | $ (1,236) | $ (613) |
| Accumulated other comprehensive loss (net of tax) | 1,225 | 1,336 | 1,091 |
| Net amount recognized | $ (38) | $ 100 | $ 478 |
| **Amounts recognized in accumulated other comprehensive loss:** | | | |
| Unrecognized net loss | $ 1,975 | $ 2,155 | $ 1,759 |
| Net amount recognized | $ 1,975 | $ 2,155 | $ 1,759 |
| **Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):** | | | |
| Net loss | $ 16 | $ 509 | $ 493 |
| Amortization of net loss | (195) | (113) | (67) |
| Amortization of prior service cost | — | — | (1) |
| Total recognized in other comprehensive income (loss) | $ (179) | $ 396 | $ 425 |

Net periodic pension cost for the Delaware Plan includes the following components:

| *(In thousands)* | Year Ended October 2, 2010 | Year Ended October 3, 2009 | Year Ended September 27, 2008 |
|---|---|---|---|
| Service cost | $ — | $ — | $ 65 |
| Interest cost | 211 | 250 | 257 |
| Expected return on plan assets | (200) | (262) | (325) |
| Amortization of prior service cost | — | — | 1 |
| Recognized net actuarial loss | 195 | 113 | 67 |
| Net periodic pension cost | $ 206 | $ 101 | $ 65 |

The Company incurred settlement losses of $126,000 and $109,000 during the year ended October 3, 2009 and September 27, 2008, respectively, for lump-sum distributions to plan participants.

The estimated net loss that will be amortized from accumulated other comprehensive income into net periodic pension cost during fiscal 2011 is $243,000.

The projected benefit payments under the Delaware Plan are as follows:

| Fiscal year(s) | In thousands |
|---|---|
| 2011 | $ 299 |
| 2012 | 193 |
| 2013 | 269 |
| 2014 | 197 |
| 2015 | 199 |
| 2016 - 2020 | 1,520 |

The assumptions used in the valuation of the Delaware Plan are as follows:

| | Measurement Date | | |
|---|---|---|---|
| | October 2, 2010 | October 3, 2009 | September 27, 2008 |
| Assumptions at year-end: | | | |
| Discount rate | 5.25% | 5.50% | 7.00% |
| Rate of increase in compensation levels | N/A | N/A | N/A |
| Expected long-term rate of return on assets | 8.00% | 8.00% | 8.00% |

The assumed discount rate is established as of the Company's fiscal year-end measurement date. In establishing the discount rate, the Company reviews published market indices of high-quality debt securities, adjusted as appropriate for duration. In addition, independent actuaries apply high-quality bond yield curves to the expected benefit payment of the plan. To develop the expected long-term rate of return on asset assumption, the Company considers the historical returns and the future expectations of returns for each asset class, as well as the target asset allocation of the Delaware Plan portfolio.

The fundamental goal underlying the investment policy for the Delaware Plan is to ensure that its assets are invested in a prudent manner to meet the obligations of the plan as such obligations come due. The primary investment objectives include providing a total return that will promote the goal of benefit security by attaining an appropriate ratio of plan assets to plan obligations, diversifying investments across and within asset classes, minimizing the impact of losses in single investments, and adhering to investment practices that comply with applicable laws and regulations. The investment strategy for equities emphasizes U.S. large cap equities with the portfolio's performance measured against the S&P 500 index or other applicable indices. The investment strategy for fixed income investments is focused on maintaining an overall portfolio with a minimum credit rating of A-1 as well as a minimum rating of any security at the time of purchase of Baa/BBB by Moody's or Standard & Poor's, if rated.

The Delaware Plan has a long-term target asset mix of 65% equities and 35% fixed income. The asset allocation for the Delaware Plan is as follows:

| | Target Allocation | Percentage of Plan Assets at Measurement Date | | |
|---|---|---|---|---|
| | October 2, 2010 | October 2, 2010 | October 3, 2009 | September 27, 2008 |
| Large-cap equities | 40.0% | 26.1% | 26.1% | 27.7% |
| Mid-cap equities | 10.0% | 9.0% | 10.3% | 10.4% |
| Small-cap equities | 10.0% | 8.7% | 8.5% | 10.7% |
| International equities | 10.0% | 16.8% | 16.8% | 15.0% |
| Fixed income securities | 30.0% | 38.1% | 38.3% | 35.4% |
| Cash and cash equivalents | 0.0% | 1.3% | 0.0% | 0.8% |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of October 2, 2010, the Delaware Plan's assets include cash and cash equivalents, equity securities and fixed income securities and were required to be measured at fair value. The Company uses a three-tier hierarchy, which prioritizes the inputs used in measuring fair value, defined as follows: Level 1 — observable inputs such as quoted prices in active markets for identical assets and liabilities; Level 2 — inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3 — unobservable inputs in which little or no market data exists, thereby requiring the development of valuation assumptions. The fair values of the Delaware Plan's assets as of October 2, 2010 are as follows:

| *(In thousands)* | Total | Quoted Prices in Active Markets (Level 1) | Observable Inputs (Level 2) | Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Large-cap equities | $ 790 | $ 790 | $ — | $ — |
| Mid-cap equities | 271 | 271 | — | — |
| Small-cap equities | 262 | 262 | — | — |
| International equities | 508 | 508 | — | — |
| Fixed income securities | 1,151 | — | 1,151 | — |
| Cash and cash equivalents | 35 | 35 | $ — | $ — |
| Total | $ 3,017 | $ 1,866 | $ 1,151 | $ — |

***Equity securities.*** Primarily consists of direct investment in the stock of publicly-traded companies that are valued based on the closing price reported in an active market on which the individual securities are traded. As such, the direct investments are classified as Level 1.

***Fixed income securities.*** Government and corporate debt securities that are valued through consultation and evaluation with brokers in the institutional market using quoted prices and other observable market data. As such, these securities are classified as Level 2.

***Cash and cash equivalents.*** Direct cash holdings that are valued based on cost, which approximates fair value and as such, are classified as Level 1.

***Supplemental employee retirement plan.*** The Company has Retirement Security Agreements (each, a "SERP") with certain of its employees (each, a "Participant"). Under the SERPs, if the Participant remains in continuous service with the Company for a period of at least 30 years, the Company will pay to the Participant a supplemental retirement benefit for the 15-year period following the Participant's retirement equal to 50% of the Participant's highest average annual base salary for five consecutive years in the 10-year period preceding the Participant's retirement. If the Participant retires prior to the later of age 65 or the completion of 30 years of continuous service with the Company, but has completed at least 10 years of continuous service with the Company, the amount of the supplemental retirement benefit will be reduced by 1/360th for each month short of 30 years that the Participant was employed by the Company. In 2005, the Company revised the SERPs to add Participants and increase benefits to existing Participants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The reconciliation of the projected benefit obligation, plan assets, funded status of the plan and amounts recognized in the Company's consolidated balance sheets for the SERPs is as follows:

| *(In thousands)* | Year Ended October 2, 2010 | Year Ended October 3, 2009 | Year Ended September 27, 2008 |
|---|---|---|---|
| **Change in benefit obligation:** | | | |
| Benefit obligation at beginning of year | $ 5,218 | $ 4,121 | $ 4,192 |
| Service cost | 165 | 123 | 155 |
| Interest cost | 278 | 279 | 266 |
| Actuarial loss (gain) | 95 | 855 | (352) |
| Distributions | (166) | (160) | (140) |
| Benefit obligation at end of year | $ 5,590 | $ 5,218 | $ 4,121 |
| **Change in plan assets:** | | | |
| Actual employer contributions | $ 166 | $ 160 | $ 140 |
| Actual distributions | (166) | (160) | (140) |
| Plan assets at fair value at end of year | $ — | $ — | $ — |
| **Reconciliation of funded status to net amount recognized:** | | | |
| Funded status | $ (5,590) | $ (5,218) | $ (4,121) |
| Net amount recognized | $ (5,590) | $ (5,218) | $ (4,121) |
| **Amounts recognized in accumulated other comprehensive loss:** | | | |
| Unrecognized net loss | $ 1,067 | $ 1,002 | $ 147 |
| Unrecognized prior service cost | 681 | 908 | 1,135 |
| Net amount recognized | $ 1,748 | $ 1,910 | $ 1,282 |
| **Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):** | | | |
| Net loss (gain) | $ 95 | $ 855 | $ (363) |
| Prior service costs | $ (227) | $ (227) | $ (438) |
| Amortization of net loss | (30) | — | — |
| Total recognized in other comprehensive income (loss) | $ (162) | $ 628 | $ (801) |

Net periodic pension cost for the SERPs includes the following components:

| *(In thousands)* | Year Ended October 2, 2010 | Year Ended October 3, 2009 | Year Ended September 27, 2008 |
|---|---|---|---|
| Service cost | $ 165 | $ 123 | $ 154 |
| Interest cost | 278 | 278 | 266 |
| Prior service cost | 227 | 227 | 227 |
| Amortization of net loss | 31 | — | — |
| Recognized net actuarial loss | — | — | 12 |
| Net periodic pension cost | $ 701 | $ 628 | $ 659 |

The estimated net loss and prior service costs that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year is $38,000 and $227,000, respectively.

The assumptions used in the valuation of the SERPs are as follows:

| | Measurement Date | | |
|---|---|---|---|
| | **October 2, 2010** | **October 3, 2009** | **September 27, 2008** |
| Assumptions at year-end: | | | |
| Discount rate | 5.25% | 5.50% | 7.00% |
| Rate of increase in compensation levels | 3.00% | 3.00% | 3.00% |

The assumed discount rate is established as of the Company's fiscal year-end measurement date. In establishing the discount rate, the Company reviews published market indices of high-quality debt securities, adjusted as appropriate for duration. In addition, independent actuaries apply high-quality bond yield curves to the expected benefit payment of the plan. The SERPs expected rate of increase in compensation levels is based on the anticipated increases in annual compensation.

The projected benefit payments under the SERPs are as follows:

| Fiscal year(s) | (In thousands) |
|---|---|
| 2011 | $ 244 |
| 2012 | 244 |
| 2013 | 244 |
| 2014 | 244 |
| 2015 | 244 |
| 2016 - 2020 | 1,443 |

As noted above, the SERPs were revised in 2005 to add Participants and increase benefits to certain existing Participants. However, for certain Participants the Company still maintains the benefits of the respective SERPs that were in effect prior to the 2005 changes, which entitles them to fixed cash benefits upon retirement at age 65, payable annually for 15 years. These SERPs are supported by life insurance polices on the Participants purchased and owned by the Company. The cash benefits paid under these SERPs were $74,000 in 2010, $76,000 in 2009 and $74,000 in 2008. The expense attributable to these SERPs was $13,000 in 2010, $12,000 in 2009 and $12,000 in 2008.

***Retirement savings plan.*** In 1996, the Company adopted the Retirement Savings Plan of Insteel Industries, Inc. ("the Plan") to provide retirement benefits and stock ownership for its employees. The Plan is an amendment and restatement of the Company's Employee Stock Ownership Plan. As allowed under Sections 401(a) and 401(k) of the Internal Revenue Code, the Plan provides for tax-deferred salary deductions for eligible employees.

In 2010 and 2009, employees were permitted to contribute up to 75% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Code. In 2008, employees were permitted to contribute up to 15% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Code. The Plan allows for discretionary contributions to be made by the Company as determined by the Board of Directors. Such contributions to the Plan are allocated among eligible participants based on their compensation relative to the total compensation of all participants. In 2010 and 2009, the Company matched employee contributions up to 100% of the first 1% and 50% of the next 5% of eligible compensation that was contributed by employees. In 2008, the Company matched employee contributions up to 50% of the first 7% of eligible compensation that was contributed by employees. Company contributions to the Plan were $439,000 in 2010, $465,000 in 2009 and $407,000 in 2008.

***Voluntary Employee Beneficiary Associations ("VEBA").*** The Company has a VEBA under which both employees and the Company may make contributions to pay for medical costs. Company contributions to the VEBA were $2.2 million in 2010, $2.9 million in 2009 and $1.7 million in 2008. The Company is primarily self-insured for each employee's healthcare costs, carrying stop-loss insurance coverage for individual claims in excess of $150,000 per benefit plan year. The Company's self-insurance liabilities are based on the total estimated costs of claims filed and claims incurred but not reported, less amounts paid against such claims. Management reviews current and historical claims data in developing its estimates.

**(10) Commitments and Contingencies**

***Leases and purchase commitments.*** The Company leases a portion of its equipment under operating leases that expire at various dates through 2015. Under most lease agreements, the Company pays insurance, taxes and maintenance. Rental expense for operating leases was $889,000 in 2010, $939,000 in 2009 and $977,000 in 2008. Minimum rental commitments under all non-cancelable leases with an initial term in excess of one year are payable as follows: 2011, $676,000; 2012, $341,000; 2013, $177,000; 2014, $79,000; 2015 and beyond, $444,000.

As of October 2, 2010, the Company had $28.0 million in non-cancelable fixed price purchase commitments for raw material extending as long as approximately 100 days. In addition, the Company has contractual commitments for the purchase of certain equipment. Portions of such equipment contracts not completed at year-end are not reflected in the consolidated financial statements and amounted to $180,000 as of October 2, 2010.

***Legal proceedings.*** On November 19, 2007, Dwyidag Systems International, Inc ("DSI") filed a third-party lawsuit in the Ohio Court of Claims alleging that certain epoxy-coated strand sold by the Company to DSI in 2002, and supplied by DSI to the Ohio Department of Transportation ("ODOT") for a bridge project, was defective. The third-party action sought recovery of any damages which could have been assessed against DSI in the action filed against it by ODOT, which allegedly could have been in excess of $8.3 million, plus $2.7 million in damages allegedly incurred by DSI. In 2009, the Ohio court granted the Company's motion for summary judgment as to the third-party claim against it on the grounds that the statute of limitations had expired, but DSI filed an interlocutory appeal of that ruling. In addition, the Company previously filed a lawsuit against DSI in the North Carolina Superior Court in Surry County seeking recovery of $1.4 million (plus interest) owed for other products sold by the Company to DSI, which action was removed by DSI to the U.S. District Court for the Middle District of North Carolina.

On October 7, 2010, subsequent to the end of the Company's fiscal year, the Company participated in a structured mediation with ODOT and DSI which led to settlement of all of the above legal matters. Pursuant to the settlement agreement, the legal proceedings in Ohio and North Carolina will be dismissed and the parties have agreed to release each other from all liability arising out of the sale of strand for the bridge project. In connection with the settlement, the Company wrote off the remaining outstanding balance that was owed to the Company by DSI and agreed to make certain cash payments to ODOT. The Company believes the resolution of this matter will enable it to reinstate the commercial relationship with DSI that had existed prior to the initiation of the legal proceedings. The Company's fiscal 2010 results reflect a pre-tax charge of $1.5 million relating to the net effect of the settlement.

The Company also is involved in various other lawsuits, claims, investigations and proceedings, including commercial, environmental and employment matters, which arise in the ordinary course of business. The Company does not expect that the ultimate cost to resolve these other matters will have a material adverse effect on its financial position, results of operations or cash flows.

***Severance and change of control agreements.*** The Company has entered into severance agreements with its Chief Executive Officer and Chief Financial Officer that provide certain termination benefits to these executives in the event that an executive's employment with the Company is terminated without cause. The initial term of each agreement is two years and the agreements provide for an automatic renewal of one year unless the Company or the executive provides notice of termination as specified in the agreement. Under the terms of these agreements, in the event of termination without cause, the executives would receive termination benefits equal to one and one-half times the executive's annual base salary in effect on the termination date and the continuation of health and welfare benefits for eighteen months. In addition, all of the executive's stock options and restricted stock would vest immediately and outplacement services would be provided.

The Company has also entered into change in control agreements with key members of management, including its executive officers, which specify the terms of separation in the event that termination of employment followed a change in control of the Company. The initial term of each agreement is two years and the agreements provide for an automatic renewal of one year unless the Company or the executive provides notice of termination as specified in the agreement. The agreements do not provide assurances of continued employment, nor do they specify the terms of an executive's termination should the termination occur in the absence of a change in control. Under the terms of these agreements, in the event of termination within two years of a change of control, the Chief Executive Officer and Chief Financial Officer would receive severance benefits equal to two times base compensation, two times the average bonus for the prior three years and the continuation of health and welfare benefits for two years. The other key members of management, including the Company's other two executive officers, would receive severance benefits equal to one times base compensation, one times the average bonus for the prior three years and the continuation of health and welfare benefits for one year. In addition, all of the executive's stock options and restricted stock would vest immediately and outplacement services would be provided.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

### (11) Earnings Per Share

Effective October 4, 2009, the Company adopted certain provisions of ASC Topic 260, Earnings Per Share, which requires unvested share-based payment awards that contain non-forfeitable rights to dividends (whether paid or unpaid) to be treated as participating securities and included in the computation of basic earnings per share. The Company's participating securities are its unvested restricted stock awards ("RSAs"). As required under the provisions that were adopted, prior periods have been retrospectively adjusted. Because the Company's unvested RSAs do not contractually participate in its losses, the Company has not allocated such losses to the unvested RSAs in computing basic earnings per share using the two-class method, for the fiscal year ended October 3, 2009. For the fiscal year ended September 27, 2008, basic and diluted earnings per share decreased $0.02 and $0.03, respectively, as a result of adopting these provisions.

The computation of basic and diluted earnings per share attributable to common shareholders is as follows:

| | Year Ended | | |
|---|---|---|---|
| *(In thousands, except per share amounts)* | October 2, 2010 | October 3, 2009 | September 27, 2008 |
| Earnings (loss) from continuing operations | $ 458 | $ (20,940) | $ 43,717 |
| Less allocation to participating securities | (2) | — | (469) |
| Available to Insteel common shareholders | $ 456 | $ (20,940) | $ 43,248 |
| Earnings (loss) from discontinued operations net of income taxes | $ 15 | $ (1,146) | $ 35 |
| Less allocation to participating securities | — | — | — |
| Available to Insteel common shareholders | $ 15 | $ (1,146) | $ 35 |
| Net earnings (loss) | $ 473 | $ (22,086) | $ 43,752 |
| Less allocation to participating securities | (2) | — | (469) |
| Available to Insteel common shareholders | $ 471 | $ (22,086) | $ 43,283 |
| Basic weighted average shares outstanding | 17,466 | 17,380 | 17,547 |
| Dilutive effect of stock-based compensation | 98 | — | 165 |
| Diluted weighted average shares outstanding | 17,564 | 17,380 | 17,712 |
| Per share basic: | | | |
| Earnings (loss) from continuing operations | $ 0.03 | $ (1.20) | $ 2.47 |
| Loss from discontinued operations | — | (0.07) | — |
| Net earnings (loss) | $ 0.03 | $ (1.27) | $ 2.47 |
| Per share diluted: | | | |
| Earnings (loss) from continuing operations | $ 0.03 | $ (1.20) | $ 2.44 |
| Loss from discontinued operations | — | (0.07) | — |
| Net earnings (loss) | $ 0.03 | $ (1.27) | $ 2.44 |

Options, restricted stock awards and RSUs representing 577,000 shares in 2010, 668,000 shares in 2009 and 180,000 shares in 2008 were antidilutive and were not included in the diluted EPS computation. Options and restricted stock awards representing 130,000 shares were not included in the diluted EPS calculation in 2009 due to the net loss that was incurred.

### (12) Business Segment Information

Following the Company's exit from the industrial wire business (see Note 8 to the consolidated financial statements), the Company's operations are entirely focused on the manufacture and marketing of concrete reinforcing products for the concrete construction industry. The Company's concrete reinforcing products consist of welded wire reinforcement and PC strand. Based on the criteria specified in ASC Topic 280, Segment Reporting, the Company has one reportable segment. The results of operations for the industrial wire business have been reported as discontinued operations for all periods presented.

The Company's net sales and long-lived assets (consisting of net property, plant and equipment and the cash surrender value of life insurance policies ) for continuing operations by geographic region are as follows:

| | Year Ended | | |
|---|---|---|---|
| *(In thousands)* | October 2, 2010 | October 3, 2009 | September 27, 2008 |
| Net sales: | | | |
| United States | $ 205,444 | $ 225,286 | $ 337,801 |
| Foreign | 6,142 | 4,950 | 16,061 |
| Total | $ 211,586 | $ 230,236 | $ 353,862 |
| Long-lived assets: | | | |
| United States | $ 63,178 | $ 67,943 | $ 73,043 |
| Foreign | — | — | — |
| Total | $ 63,178 | $ 67,943 | $ 73,043 |

The Company's net sales for continuing operations by product line are as follows:

| | Year Ended | | |
|---|---|---|---|
| *(In thousands)* | October 2, 2010 | October 3, 2009 | September 27, 2008 |
| Net sales: | | | |
| Welded wire reinforcement | $ 109,551 | $ 122,942 | $ 193,307 |
| PC strand | 102,035 | 107,294 | 160,555 |
| Total | $ 211,586 | $ 230,236 | $ 353,862 |

There were no customers that accounted for 10% or more of the Company's net sales in 2010, 2009 and 2008.

**(13) Related Party Transactions**

Sales to a company affiliated with one of the Company's directors amounted to $423,000 in 2010, $585,000 in 2009 and $1.0 million in 2008. Purchases from a company affiliated with one of the Company's directors amounted to $5,800 in 2008. There were no such purchases in 2010 and 2009.

**(14) Comprehensive Loss**

The components of accumulated other comprehensive loss are as follows:

| | Year Ended | | |
|---|---|---|---|
| *(In thousands)* | October 2, 2010 | October 3, 2009 | September 27, 2008 |
| Adjustment to defined benefit plan liability | $ (2,309) | $ (2,520) | $ (1,885) |
| Total accumulated other comprehensive loss | $ (2,309) | $ (2,520) | $ (1,885) |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

**(15) Other Financial Data**

Balance sheet information:

| *(In thousands)* | October 2, 2010 | October 3, 2009 |
|---|---|---|
| Accounts receivable, net: | | |
| Accounts receivable | $ 27,266 | $ 22,340 |
| Less allowance for doubtful accounts | (2,296) | (1,057) |
| Total | $ 24,970 | $ 21,283 |
| Inventories, net: | | |
| Raw materials | $ 23,817 | $ 17,649 |
| Work in process | 1,899 | 1,780 |
| Finished goods | 18,203 | 19,113 |
| Total | $ 43,919 | $ 38,542 |
| Prepaid expenses and other: | | |
| Current deferred tax asset | $ 2,612 | $ 1,668 |
| Income taxes receivable | 547 | 13,049 |
| Capitalized financing costs, net | 82 | 336 |
| Other | 690 | 1,671 |
| Total | $ 3,931 | $ 16,724 |
| Other assets: | | |
| Cash surrender value of life insurance policies, net of loans $505 and $443 | $ 4,525 | $ 3,739 |
| Capitalized financing costs, net | 300 | — |
| Non-current deferred tax assets | — | 375 |
| Other | 272 | 268 |
| Total | $ 5,097 | $ 4,382 |
| Property, plant and equipment, net: | | |
| Land and land improvements | $ 5,571 | $ 5,571 |
| Buildings | 32,433 | 32,437 |
| Machinery and equipment | 97,813 | 96,411 |
| Construction in progress | 239 | 695 |
| | 136,056 | 135,114 |
| Less accumulated depreciation | (77,403) | (70,910) |
| Total | $ 58,653 | $ 64,204 |
| Accrued expenses: | | |
| Pension plan | $ 1,263 | $ 1,236 |
| Salaries, wages and related expenses | 1,210 | 1,228 |
| Property taxes | 846 | 1,023 |
| Worker's compensation | 683 | 378 |
| Legal settlement | 600 | — |
| Customer rebates | 506 | 752 |
| Deferred revenues | 321 | — |
| Sales allowance reserves | — | 236 |
| Other | 500 | 362 |
| Total | $ 5,929 | $ 5,215 |
| Other liabilities: | | |
| Deferred compensation | $ 5,688 | $ 5,465 |
| Deferred income taxes | 1,778 | — |
| Other | 55 | — |
| Total | $ 7,521 | $ 5,465 |

**(16) Rights Agreement**

On April 26, 1999, the Company's Board of Directors declared a dividend distribution of one right per share of the Company's outstanding common stock as of May 17, 1999 pursuant to a Rights Agreement, dated as of April 27, 1999. The Rights Agreement also provides that one right will attach to each share of the Company's common stock issued after May 17, 1999. On April 21, 2009, effective April 25, 2009, the Company's Board of Directors amended the Rights Agreement to, among other changes, extend the final expiration date and adjust the purchase price payable upon exercise of a right.

The rights are not currently exercisable but trade with the Company's common stock shares and become exercisable on the distribution date. The distribution date will occur upon the earliest of 10 business days following a public announcement that either a person or group of affiliated or associated persons (an "acquiring person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more (after adjustment for certain derivative transactions) of the outstanding shares of common stock (the "stock acquisition date"), or of a tender offer or exchange offer that would, if consummated, result in an acquiring person beneficially owning 20% or more of such outstanding shares of common stock, subject to certain limitations.

Each right will entitle the holder, other than the acquiring person or group, to purchase one two-hundredths of a share (a "Unit") of the Company's Series A Junior Participating Preferred Stock ("Preferred Stock") at a purchase price of $46 per Unit, subject to adjustment as described in the Rights Agreement (the "purchase price").At the time specified each holder of a right will have the right to receive in lieu of Preferred Stock, upon exercise and payment of the purchase price, common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the purchase price or, at the discretion of the Board, upon exercise and without payment of the purchase price, common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to the difference between the purchase price and the value of the consideration which a person exercising the right and paying the purchase price would receive. Rights that are or (under specified circumstances) were, beneficially owned by any acquiring person will be null and void. The purchase price payable, and the number of Units of Preferred Stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time. At any time after any person becomes an acquiring person, the Company may exchange all or part of the rights for shares of common stock at an exchange ratio of one share per right, as appropriately adjusted to reflect any stock dividend, stock split or similar transaction.

In addition, each rights holder, other than an acquiring person, upon exercise of rights will have the right to receive shares of the common stock of the acquiring corporation having a value equal to two times the purchase price for such holder's rights if the Company engages in a merger or other business combination where it is not the surviving entity or where it is the surviving entity and all or part of the Company's common stock is exchanged for the stock or other securities of the other company, or if 50% or more of the Company's assets or earning power is sold or transferred.

The rights will expire on April 24, 2019, and may be redeemed by the Company at any time prior to the distribution date at a price of $0.005 per right.

**(17) Product Warranties**

The Company's products are used in applications which are subject to inherent risks including performance deficiencies, personal injury, property damage, environmental contamination or loss of production. The Company warrants its products to meet certain specifications and actual or claimed deficiencies from these specifications may give rise to claims. The Company does not maintain a reserve for warranties as the historical claims have been immaterial. The Company maintains product liability insurance coverage to minimize its exposure to such risks.

**(18) Share Repurchases**

On November 18, 2008, the Company's Board of Directors approved a new share repurchase authorization to buy back up to $25.0 million of the Company's outstanding common stock in the open market or in privately negotiated transactions (the "New Authorization"). Repurchases may be made from time to time in the open market or in privately negotiated transactions subject to market conditions, applicable legal requirements and other factors. The Company is not obligated to acquire any particular amount of common stock and the program may be commenced or suspended at any time at our discretion without prior notice. The New Authorization continues in effect until terminated by the Board of Directors. As of October 2, 2010, there was $24.9 million remaining available for future share repurchases under this authorization. During the year ended October 2, 2010, the Company repurchased $79,000 or 8,487 shares of its common stock through restricted stock net-share settlements. During the year ended October 3, 2009, the Company repurchased $24,000 or 2,497 shares of its common stock through restricted stock net-share settlements.

**(19) Subsequent Event**

On November 19, 2010, the Company, through its wholly-owned subsidiary, IWP, purchased certain of the net assets of Ivy Steel & Wire, Inc. ("Ivy"), a division of Oldcastle, Inc., the U.S. holding company of CRH PLC, for approximately $51.1 million. The acquisition of Ivy will allow the Company to enhance its competitiveness in certain geographic markets, improve its customer service capabilities and lower its operating costs. Among other assets, the Company acquired certain of Ivy's inventories and its production facilities located in Hazleton, Pennsylvania; Jacksonville, Florida; Kingman, Arizona; and St. Joseph, Missouri, in addition to the production equipment located at its Houston, Texas facility. The Company also entered into a sublease with Ivy for the Houston, Texas facility. The $51.1 million purchase price was comprised of $37.6 million of cash and a $13.5 million secured subordinated promissory note (the "Seller Note"). The Seller Note is secured by the Kingman, Arizona and St. Joseph, Missouri facilities and made by IWP payable to Ivy over five years. The purchase price is subject to an adjustment to be determined based upon the closing working capital balance and may be further adjusted if Ivy does not comply with certain obligations in the purchase agreement. The cash portion of the purchase price was funded with cash and cash equivalents on hand. The acquisition will be accounted for in accordance with ASC 805, Business Combinations, with the assets and liabilities acquired recorded at their fair values as of the acquisition date.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
## CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders
Insteel Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Insteel Industries, Inc. and subsidiaries (a North Carolina corporation) as of October 2, 2010 and October 3, 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive (loss) income and cash flows for each of the three years in the period ended October 2, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Insteel Industries, Inc. and subsidiaries as of October 2, 2010 and October 3, 2009, and the results of their operations and their cash flows for each of the three years in the period ended October 2, 2010 in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule titled "Schedule II — Valuation and Qualifying Accounts" is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Insteel Industries, Inc. and subsidiaries' internal control over financial reporting as of October 2, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated November 30, 2010 expressed an unqualified opinion.

/s/ Grant Thornton LLP

Charlotte, North Carolina
November 30, 2010

## SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
## YEARS ENDED OCTOBER 2, 2010, OCTOBER 3, 2009 and SEPTEMBER 27, 2008

### ALLOWANCE FOR DOUBTFUL ACCOUNTS
### (In thousands)

| | Year Ended | | |
|---|---|---|---|
| | October 2, 2010 | October 3, 2009 | September 27, 2008 |
| Balance, beginning of year | $ 1,057 | $ 906 | $ 610 |
| Amounts charged to earnings | 1,239 | 151 | 296 |
| Balance, end of year | $ 2,296 | $ 1,057 | $ 906 |

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

None.

**Item 9A. Controls and Procedures.**

*Evaluation of Disclosure Controls and Procedures*

We have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of October 2, 2010. This evaluation was conducted under the supervision and with the participation of management, including our principal executive officer and our principal financial officer. Based upon that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Furthermore, we concluded that our disclosure controls and procedures were effective to ensure that information is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

*Management's Report on Internal Control over Financial Reporting.*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes: (1) maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets; (2) providing reasonable assurance that transactions are recorded as necessary for preparation of financial statements, and that receipts and expenditures are made in accordance with authorizations of management and directors; and (3) providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on this assessment, management concluded that our internal control over financial reporting was effective as of October 2, 2010. During the quarter ended October 2, 2010, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of October 2, 2010. The report appears below.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
## INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders
Insteel Industries, Inc.:

We have audited Insteel Industries, Inc. and subsidiaries' (a North Carolina corporation) internal control over financial reporting as of October 2, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Insteel Industries, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on Insteel Industries, Inc. and subsidiaries' internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Insteel Industries, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of October 2, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Insteel Industries, Inc. and subsidiaries as of October 2, 2010 and October 3, 2009 and the related consolidated statements of operations, shareholders' equity and comprehensive loss and cash flows for each of the three years in the period ended October 2, 2010, and our report dated November 30, 2010, expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton LLP

Charlotte, North Carolina
November 30, 2010

**Item 9B. Other Information.**

None.

## PART III

**Item 10. Directors, Executive Officers and Corporate Governance.**

The information called for by this item and not presented herein appears under the captions "Item Number One: Election of Directors", "Security Ownership — Section 16(a) Beneficial Reporting Compliance" and "Corporate Governance Guidelines and Board Matters" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders and is incorporated herein by reference. Information on executive officers appears under the caption "Executive Officers of the Company" in Item 1 of this report.

We have adopted a Code of Business Conduct that applies to all directors, officers and employees which is available on our web site at http://investor.insteel.com/documents.com. To the extent permissible under applicable law, the rules of the SEC or NASDAQ listing standards, we intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K by posting on our web site any amendment or waiver to a provision of our Code of Business Conduct that requires disclosure under applicable law, the rules of the SEC or NASDAQ listing standards. The Company's web site does not constitute part of this Annual Report on Form 10-K.

**Item 11. Executive Compensation.**

The information called for by this item appears under the captions "Executive Compensation", "Compensation Committee Interlocks and Insider Participation" and "Director Compensation" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders and is incorporated herein by reference.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The information called for by this item and not presented herein appears under the captions "Voting Securities" and "Security Ownership" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders and is incorporated herein by reference.

**Equity Compensation Plan Information**
**October 2, 2010**
**(In thousands, except exercise price amount)**

| Plan Category | (a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | (b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 847 | $ 10.63 | 409[(1)] |

(1) In addition to being available for future issuance upon the exercise of stock options that may be granted after October 2, 2010, the securities shown are available for future issuance in the form of restricted stock, restricted stock units and other stock-based awards made under our 2005 Equity Incentive Plan, as amended.

We do not have any equity compensation plans that have not been approved by shareholders.

**Item 13. Certain Relationships and Related Transactions, and Director Independence.**

The information called for by this item appears under the captions "Certain Relationships and Related Person Transactions" and "Corporate Governance Guidelines and Board Matters" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders and is incorporated herein by reference.

**Item 14. Principal Accounting Fees and Services.**

The information called for by this item appears under the caption "Item Number Four: Ratification of the Appointment of Grant Thornton LLP" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders and is incorporated herein by reference.

## PART IV

### Item 15. Exhibits, Financial Statement Schedules.

**(a)(1) Financial Statements**

The financial statements as set forth under Item 8 are filed as part of this report.

**(a)(2) Financial Statement Schedules**

Supplemental Schedule II — Valuation and Qualifying Accounts appears on page 51 of this report.

All other schedules have been omitted because they are either not required or not applicable.

**(a)(3) Exhibits**

The list of exhibits filed as part of this annual report is set forth on the Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

**(b) Exhibits**

See Exhibit Index on pages 57-59.

**(c) Financial Statement Schedules**

See Item 15(a)(2) above.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INSTEEL INDUSTRIES, INC.
Registrant

Date: November 30, 2010

By: /s/ Michael C. Gazmarian
Michael C. Gazmarian
Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on November 30, 2010 below by the following persons on behalf of the registrant and in the capacities indicated:

| Name and Signature | Position(s) |
|---|---|
| /s/ H. O. WOLTZ III<br>H. O. WOLTZ III | President, Chief Executive Officer and Chairman of the Board<br>(Principal Executive Officer) |
| /s/ MICHAEL C. GAZMARIAN<br>MICHAEL C. GAZMARIAN | Vice President, Chief Financial Officer and Treasurer<br>(Principal Financial Officer) |
| /s/ SCOT R. JAFROODI<br>SCOT R. JAFROODI | Chief Accounting Officer and Corporate Controller<br>(Principal Accounting Officer) |
| /s/ LOUIS E. HANNEN<br>LOUIS E. HANNEN | Director |
| /s/ CHARLES B. NEWSOME<br>CHARLES B. NEWSOME | Director |
| /s/ GARY L. PECHOTA<br>GARY L. PECHOTA | Director |
| /s/ W. ALLEN ROGERS II<br>W. ALLEN ROGERS II | Director |
| /s/ C. RICHARD VAUGHN<br>C. RICHARD VAUGHN | Director |
| /s/ HOWARD O. WOLTZ, JR.<br>HOWARD O. WOLTZ, JR | Director |

**EXHIBIT INDEX**
**to**
**Annual Report on Form 10-K of Insteel Industries, Inc. for Year Ended October 2, 2010**

| Exhibit Number | Description |
|---|---|
| 3.1 | Restated Articles of Incorporation for the Company (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-1 filed on May 2, 1985). |
| 3.2 | Articles of Amendment to the Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K dated May 3, 1988). |
| 3.3 | Articles of Amendment to the Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 3, 1999 filed on May 14, 1999). |
| 3.4 | Articles of Amendment to the Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 3, 2010 filed on April 26, 2010). |
| 3.5 | Bylaws of the Company (as last amended April 21, 2009) (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on April 27, 2009). |
| 4.1 | Rights Agreement dated April 27, 1999 by and between the Company and First Union National Bank, as Rights Agent (incorporated by reference to Exhibit 99.1 of the Company's Registration Statement on Form 8-A filed on May 7, 1999). |
| 4.2 | Amendment No. 1 to the Rights Agreement dated as of April 25, 2009, between the Company and American Stock Transfer & Trust Company, LLC (as Successor Rights Agent to First Union National Bank) (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed on April 27, 2009). |
| 10.4 | Second Amended and Restated Credit Agreement dated as of June 2, 2010, among Insteel Wire Products Company, as Borrower; Insteel Industries, Inc., as a Credit Party; Intercontinental Metals Corporation, as a Credit Party; and General Electric Capital Corporation, as Agent and Lender (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on June 4, 2010). |
| 10.5* | 1994 Employee Stock Option Plan of Insteel Industries, Inc. (as amended and restated effective February 1, 2000) (incorporated by reference to Exhibit 99 of the Company's Registration Statement on Form S-8 filed on February 23, 2000). |
| 10.9* | 1994 Director Stock Option Plan of the Company (as Amended and Restated Effective as of April 28, 1998) (incorporated by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-K for the year ended October 3, 1998 filed on December 3, 1998). |
| 10.11* | Insteel Industries, Inc. Return on Capital Incentive Compensation Plan (as amended effective September 18, 2007) (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on September 21, 2007). |
| 10.12* | Form of Amended and Restated Change in Control Severance Agreements between the Company and each of H.O. Woltz III and Michael C. Gazmarian, respectively, each dated November 14, 2006; each agreement is substantially identical to the form in all material respects (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on November 16, 2006). |
| 10.13* | Form of Amended and Restated Severance Agreements with H.O. Woltz III and Michael C. Gazmarian dated November 14, 2006 (each agreement is substantially identical to the form in all material respects) (incorporated by reference to Exhibit 99.6 of the Company's Current Report on Form 8-K filed on November 16, 2006). |

**EXHIBIT INDEX**
**to**
**Annual Report on Form 10-K of Insteel Industries, Inc. for Year Ended October 2, 2010**

| Exhibit Number | Description |
|---|---|
| 10.14* | Change in Control Severance Agreement between the Company and James F. Petelle dated November 14, 2006 (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K filed on November 16, 2006). |
| 10.15* | Insteel Industries, Inc. Director Compensation Plan (incorporated by reference to Exhibit 10.30 of the Company's Annual Report on Form 10-K for the year ended September 30, 1997 filed on December 10, 1997). |
| 10.16* | Amended and Restated Retirement Security Agreement by and between the Company and H.O. Woltz III dated September 19, 2007 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on September 21, 2007). |
| 10.17* | Form of Retirement Security Agreement between the Company and each of Michael C. Gazmarian, James F. Petelle and Richard T. Wagner, respectively, dated September 19, 2007; each agreement is substantially identical to the form in all material respects (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on September 21, 2007). |
| 10.20* | Letter of Employment between the Company and James F. Petelle, dated August 23, 2006 (incorporated by reference to Exhibit 99.7 of the Company's Current Report on Form 8-K filed on November 16, 2006). |
| 10.20.1* | Relocation Proposal between the Company and James F. Petelle, dated August 23, 2006 (incorporated by reference to Exhibit 10.20.1 of the Company's Annual Report on Form 10-K for the year ended October 3, 2009 filed on November 9, 2009). |
| 10.20.2* | Addendum to Relocation Proposal between the Company and James F. Petelle, dated September 18, 2009 (incorporated by reference to Exhibit 10.20.2 of the Company's Annual Report on Form 10-K for the year ended October 3, 2009 filed on November 9, 2009). |
| 10.21* | Amended and Restated Change in Control Severance Agreement between the Company and Richard T. Wagner dated November 14, 2006 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on February 15, 2007). |
| 10.22* | 2005 Equity Incentive Plan of Insteel Industries, Inc. as most recently amended on August 12, 2008 (incorporated by reference to Exhibit 10.22 of the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 2008 filed on November 18, 2008). |
| 10.23* | Summary of Amendments to the Insteel Industries, Inc. Director Compensation Plan (incorporated by reference to Exhibit 10.23 of the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 2008 filed on November 18, 2008). |
| 10.24* | Form of Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on January 23, 2009). |
| 10.25* | Insteel Industries, Inc. Return on Capital Incentive Compensation Plan (as amended and restated effective August 12, 2008) (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 13, 2009). |
| 10.26 | Asset Purchase Agreement between Insteel Wire Products Company and Ivy Steel & Wire, Inc. dated as of November 19, 2010 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on November 22, 2010). |
| 10.27 | Secured Term Note dated as of November 19, 2010, made and delivered by Insteel Wire Products Company in favor of Ivy Steel & Wire, Inc. (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on November 22, 2010). |

**EXHIBIT INDEX**
**to**
**Annual Report on Form 10-K of Insteel Industries, Inc. for Year Ended October 2, 2010**

| Exhibit Number | Description |
|---|---|
| 21.1 | List of Subsidiaries of Insteel Industries, Inc. at October 2, 2010. |
| 23.1 | Consent of Independent Registered Public Accounting Firm. |
| 31.1 | Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002. |

---

* Management contracts or compensation plans or arrangements in which directors or executive officers are eligible to participate.

[ This Page Intentionally Left Blank ]

## Stock Performance Graph

The following graph compares the total returns (including the reinvestment of dividends) of the Company, the Russell 2000 and the S&P Building Products Index. The graph assumes $100 invested on October 1, 2005 in the Company's stock and September 30, 2005 in each of the indices. Total returns for the indices are calculated on a month-end basis.



$300
250
200
150
100
50
0
Insteel Industries, Inc.
Russell 2000
S&P Building Products
October 1, 2005
September 30, 2006
September 29, 2007
September 27, 2008
October 3, 2009
October 2, 2010


| (In dollars) | October 1, 2005 | September 30, 2006 | September 29, 2007 | September 27, 2008 | October 3, 2009 | **October 2, 2010** |
|---|---|---|---|---|---|---|
| Insteel Industries, Inc. | 100.00 | 261.89 | 203.70 | 194.04 | 163.37 | **126.76** |
| Russell 2000 | 100.00 | 109.92 | 123.49 | 105.60 | 95.52 | **108.27** |
| S&P Building Products | 100.00 | 91.87 | 92.54 | 95.66 | 72.84 | **63.48** |

# SELECTED FINANCIAL DATA—FIVE-YEAR HISTORY

| | Year Ended | | | | |
|---|---|---|---|---|---|
| (In thousands, except for per share amounts) | **(52 weeks) October 2, 2010** | (53 weeks) October 3, 2009 | (52 weeks) September 27, 2008 | (52 weeks) September 29, 2007 | (52 weeks) September 30, 2006 |
| **Operating Results:** | | | | | |
| Net sales | **$211,586** | $230,236 | $353,862 | $297,806 | $329,507 |
| Gross profit (loss) | **17,991** | (15,093) | 86,755 | 56,061 | 70,871 |
| % of net sales | **8.5%** | (6.6%) | 24.5% | 18.8% | 21.5% |
| Selling, general and administrative expense | **$ 16,024** | $ 17,243 | $ 18,623 | $ 17,583 | $ 16,996 |
| Interest expense | **453** | 641 | 594 | 592 | 669 |
| Earnings (loss) from continuing operations | **458** | (20,940) | 43,717 | 24,284 | 34,377 |
| % of net sales | **0.2%** | (9.1%) | 12.4% | 8.2% | 10.4% |
| Earnings (loss) from discontinued operations | **$ 15** | $ (1,146) | $ 35 | $ (122) | $ (1,337) |
| Net earnings (loss) | **473** | (22,086) | 43,752 | 24,162 | 33,040 |
| **Per Share Data:** | | | | | |
| Per share (basic): | | | | | |
| Earnings (loss) from continuing operations | **$ 0.03** | $ (1.20) | $ 2.47 | $ 1.33 | $ 1.87 |
| Earnings (loss) from discontinued operations | **—** | (0.07) | — | (0.01) | (0.08) |
| Net earnings (loss) | **0.03** | (1.27) | 2.47 | 1.32 | 1.79 |
| Per share (diluted): | | | | | |
| Earnings (loss) from continuing operations | **0.03** | (1.20) | 2.44 | 1.32 | 1.85 |
| Earnings (loss) from discontinued operations | **—** | (0.07) | — | (0.01) | (0.07) |
| Net earnings (loss) | **0.03** | (1.27) | 2.44 | 1.31 | 1.78 |
| Cash dividends declared | **0.12** | 0.12 | 0.62 | 0.12 | 0.12 |
| **Returns:** | | | | | |
| Return on total capital[1] | **0.3%** | (13.2%) | 27.9% | 18.2% | 29.7% |
| Return on shareholders' equity[2] | **0.3%** | (13.2%) | 27.9% | 18.2% | 31.3% |
| **Financial Position:** | | | | | |
| Cash and cash equivalents | **$ 45,935** | $ 35,102 | $ 26,493 | $ 8,703 | $ 10,689 |
| Total assets | **182,505** | 182,117 | 228,220 | 173,529 | 166,596 |
| Total long-term debt | **—** | — | — | — | — |
| Shareholders' equity | **147,876** | 147,070 | 169,847 | 143,850 | 122,438 |
| **Cash Flows:** | | | | | |
| Net cash provided by operating activities of continuing operations | **$ 13,037** | $ 22,092 | $ 36,808 | $ 17,065 | $ 42,650 |
| Capital expenditures | **1,493** | 2,377 | 9,456 | 17,013 | 18,959 |
| Depreciation and amortization | **7,009** | 7,377 | 7,271 | 5,711 | 4,578 |
| Repurchases of common stock | **—** | — | 8,691 | — | 8,529 |
| Cash dividends paid | **2,108** | 11,381 | 2,141 | 2,176 | 2,222 |
| **Other Data:** | | | | | |
| Number of employees at year-end | **421** | 438 | 523 | 559 | 621 |

*(1) Earnings (loss) from continuing operations/(average total long-term debt + average shareholders' equity).*

*(2) Earnings (loss) from continuing operations/average shareholders' equity.*

# Corporate Information

## BOARD OF DIRECTORS

**Louis E. Hannen[1,2]**
*Retired Senior Vice President*
*Wheat, First Securities, Inc.*

**Charles B. Newsome[2,3]**
*Executive Vice President*
*Johnson Concrete Company*

**Gary L. Pechota[1,3]**
*President and Chief Executive Officer*
*DT-Trak Consulting, Inc.*

**W. Allen Rogers II[1,3]**
*Principal*
*Ewing Capital Partners, LLC*

**C. Richard Vaughn[2,3,4]**
*Chairman and Chief Executive Officer*
*John S. Clark Company, Inc.*

**Howard O. Woltz, Jr.[4]**
*Chairman Emeritus*
*Insteel Industries, Inc.*

**H.O. Woltz III[4]**
*Chairman, President and Chief Executive Officer*
*Insteel Industries, Inc.*

*(1) Member of the Audit Committee*
*(2) Member of the Executive Compensation Committee*
*(3) Member of the Nominating and Governance Committee*
*(4) Member of the Executive Committee*

## EXECUTIVE OFFICERS

**H.O. Woltz III**
*Chairman, President and Chief Executive Officer*

**Michael C. Gazmarian**
*Vice President, Chief Financial Officer and Treasurer*

**James F. Petelle**
*Vice President—Administration and Secretary*

**Richard T. Wagner**
*Vice President and General Manager—Concrete Reinforcing Products Business Unit, Insteel Wire Products Company*

## SHAREHOLDER INFORMATION

**Corporate Headquarters**
1373 Boggs Drive
Mount Airy, North Carolina 27030-2148
(336) 786-2141

**Independent Registered Public Accounting Firm**
Grant Thornton LLP
Charlotte, North Carolina

**Annual Meeting**
Insteel shareholders are invited to attend our annual meeting, which will be held on Tuesday, February 8, 2011 at 9:00 a.m. ET at the Cross Creek Country Club, 1129 Greenhill Road, Mount Airy, North Carolina 27030

**Common Stock**
The common stock of Insteel Industries, Inc. is traded on the NASDAQ Global Select Market under the symbol IIIN. As of November 5, 2010, there were 1,076 shareholders of record.

**Shareholder Services**
For change of name, address or ownership of stock; to replace lost stock certificates; or to consolidate accounts, please contact:

American Stock Transfer & Trust Company
Operations Center
6201 15th Avenue
Brooklyn, New York 11219
(866) 627-2704
www.amstock.com

**Investor Relations**
For information on the Company, additional copies of this report or other financial information, contact Michael C. Gazmarian, Vice President, Chief Financial Officer and Treasurer, at the Company's headquarters. You may also visit the Investor Information section on the Company's web site at http://investor.insteel.com/.

## FORWARD-LOOKING STATEMENTS

Any statements in this 2010 Annual Report that are not entirely historical in nature constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. For important information regarding forward-looking statements, please read the "Cautionary Note Regarding Forward-Looking Statements" on page 3 of the Company's Annual Report on Form 10-K for the year ended October 2, 2010, which is included as part of this 2010 Annual Report.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com



Hold
D19.6
16 Req'd
D19.6
Hold




WWR1 = 12'
WWR2 = 14'-6"
6"Sp
Depth
6"sp
WWR4 = 14'-6"
WWR4 = 14'-6"



**INSTEEL INDUSTRIES**

1373 Boggs Drive, Mount Airy, North Carolina 27030-2148
phone (336) 786-2141
www.insteel.com




6"
Typ
Typ
Typ
6"
Typ
5'
Typ
1"
Typ